Exhibit 1.2

Management’s Discussion and Analysis

for the year ended December 31, 2015

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
2015 Highlights and Key Notes	5
2016 Operating Outlook	6
Mid-Term Outlook	14
2015 Operating Performance	14
2015 Project Development Update	30
Overview of 2015 Financial Results	33
Liquidity Position	46
Capital Resources	47
Financial Instruments	48
Closure and Decommissioning Cost Provision	49
Contractual Commitments and Contingencies	50
Related Party Transactions	51
Alternative Performance (non-GAAP) Measures	51
Risks and Uncertainties	58
Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	65
Changes in Accounting Standards	69
Corporate Governance, Social Responsibility, and Environmental Stewardship	71
Disclosure Controls and Procedures	73
Mineral Reserves and Resources	75

Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 24, 2016

Introduction

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015 (the “2015 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and in the 2015 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and casflows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the 2015 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “working capital’, “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the 2015 Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

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Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (“TSX”) (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

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2015 HIGHLIGHTS AND KEY NOTES

OperationS & PROJECT DEVELOPMENT

•	Record Silver Production of 26.12 Million Ounces

Pan American produced a record 26.12 million ounces of silver in 2015, compared to the 26.11 million ounces of silver produced in 2014. The 2015 production was achieved through production increases at La Colorada, Dolores, Huaron, and San Vicente, which offset production declines at Alamo Dorado, Morococha and Manantial Espejo.

•	Record Gold Production of 183.7 Thousand Ounces

The Company set a new annual gold production record in 2015, producing 183.7 thousand ounces of gold, a 22.2 thousand or 14% increase from 2014. This was achieved through record production levels at Dolores, Alamo Dorado and Manantial Espejo.

•	Reduced Annual Cash Costs Lower than Forecast

Despite substantially lower by-product metal prices, the Company recorded consolidated cash costs, net of by-product credits, of $9.70 per payable ounce of silver, a 15% reduction from 2014 cash costs of $11.46 per payable ounce of silver, lower than initial 2015 forecast of $10.80 to $11.80 per ounce and lower than the November 12, 2015 revised 2015 full year forecast of $10.00 to $10.50 per payable ounce of silver. The 2015 decrease was due to higher gold production, record-breaking consolidated copper production, as well as substantially lower unit operating costs per tonne at all of the Company’s mines.

•	Progress on the La Colorada & Dolores Expansion Projects

Substantial progress was made on the La Colorada mine expansion project during 2015 with approximately 50% of the new shaft, and 70% of the new sulphide processing plant being completed at year-end 2015. Overall, the La Colorada expansion is advancing on budget and remains on schedule to reach the planned 1,800 tonnes-per-day ore production rate by the end of 2017.

The Dolores mine expansion projects also advanced well in 2015, including: the commencement of engineering work on the new agglomeration plant, with construction expected to commence in the first half of 2016; advancing the underground ramp a total of 866 metres; and advancing the new high voltage power-line to the site to approximately 74% completion by year-end 2015.

Financial

•	Reduced Annual All-in Sustaining Costs per Silver Ounce Sold Lower than Forecast

Consolidated annual all-in sustaining costs per silver ounce sold net of by-product credits (“AISCSOS”) of $14.92 was lower than the initial 2015 forecast of $15.50 to $16.50, lower than the revised full year 2015 guidance issued on November 12, 2015 of $15.00 to $15.50, and was 17% lower than 2014 AISCSOS. This reduction in AISCSOS was achieved through lower sustaining capital expenditures, lower net realizable value adjustments to inventories, lower direct operating costs, and higher by-product production offsetting lower by-product metal prices.

•	Strong Liquidity and Working Capital Position, and Continued Returns to Shareholders

The Company had cash and short-term investment balances of $226.6 million and working capital of $392.2 million as at December 31, 2015. The Company had total debt outstanding of

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$59.8 million at the end of 2015. The Company’s $300.0 million revolving credit facility, established in the second quarter of 2015, had a $263.8 million undrawn and available balance to the Company as of December 31, 2015. The Company’s strong balance sheet and positive operating cash flow facilitated the continued return of value to shareholders in the three months ended December 31, 2015 (“Q4 2015”) by way of $7.6 million in dividend payments.

•	Financial Results

A net loss of $231.6 million was recorded in 2015, which corresponds to a basic loss per share of $1.49. The majority of the net loss was due to non-cash impairment charges on certain mineral properties, plant and equipment assets. Mine operating losses incurred in 2015 were primarily attributable to lower realized metal prices partially offset by increased sales volumes and positive variances in production costs. Cash flow from operations remained strong in 2015, generating $88.7 million.

•	2015 Impairment Charges to Mine Assets

As a result of further declines in metal prices in 2015, the Company reduced its long-term reserve metal price outlooks and triggered total after-tax impairment charges of $106.0 million in 2015 relating to the Company’s valuation of the Morococha, Dolores, Manantial Espejo and Alamo Dorado mines.

2016 Operating Outlook

These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

2016 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs per ounce (1)	AISCSOS (1)
La Colorada	5.60 – 5.70	$7.75 – $8.25	$9.25 – $10.30
Dolores	3.40 – 3.60	$5.00 – $6.50	$17.00– $18.90
Alamo Dorado (2)	1.00 – 1.20	$13.50 – $14.50	$13.80 – $15.30
Huaron	3.65 – 3.80	$12.25 – $13.25	$14.40 – $16.00
Morococha (92.3%)(3)	2.45 – 2.60	$12.00 – $13.75	$15.40 – $17.10
San Vicente (95.0%)(3)	4.30 – 4.35	$11.25 – $11.75	$12.00 – $13.30
Manantial Espejo	3.60 – 3.75	$9.25 – $10.75	$10.00 – $11.10
Consolidated Total	24.00 – 25.00	$9.45 – $10.45	$13.60 – $ 14.90

(1)	Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of how these measures are calculated. The cash cost forecasts assume by-product credit prices of $1,800/tonne ($0.82/lb) for zinc, $1,800/tonne ($0.82/lb.) for lead, $5,000/tonne ($2.27/lb.) for copper, and $1,180/oz. for gold.
(2)	Alamo Dorado production to be entirely sourced from previously mined stockpiles.
(3)	Reflects Pan American’s ownership in the operation.

The Company expects its seven mines to deliver between 24.00 million and 25.00 million ounces of silver in 2016, lower than 2015 consolidated production of 26.12 million ounces, with year over year production decreases at Alamo Dorado and Dolores expected to be only partially offset by anticipated increases at all other mines. The 2016 production at the Alamo Dorado mine is expected to decrease 60% to 66% from 2015 as a result of completing the last of the open pit mining during 2015 and therefore only production from the processing of available lower grade surface stockpiled ores will continue through the first half of 2016.

Dolores’ 2016 silver production is expected to decrease by 15% to 20% from 2015, due to mine sequencing that will result in higher gold grades and lower silver grades during the year. It is

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expected that these production declines at Alamo Dorado and Dolores will only be partially offset by production increases at all other mines in 2016, with notable increases at the Morococha and La Colorada mines. Silver production at Morococha is expected to increase by 13% to 20% as the mine sequences into higher silver grade ores from the Isabel and Morro Solar zones. At La Colorada, the expected commissioning of the new mineshaft in the fourth quarter of 2016 will lead to an estimated 5% to 7% increase to annual silver production. Silver production at Manantial Espejo for 2016 is expected to be slightly higher than what was achieved in 2015, while the final open pit mining phase of the operation will come to an end during the year shifting towards underground and stockpiled ore processing thereafter.

Consolidated cash costs for 2016 are forecasted to be between $9.45 and $10.45 per payable ounce of silver, net of by-product credits, similar to 2015 cash costs of $9.70 per ounce. The Company expects cash costs to decrease at the Morococha mine because of higher silver, zinc and lead production, and at the Dolores mine due to higher gold production. These decreases are expected to partially offset anticipated cash cost increases at Manantial Espejo due to lower gold production and lower gold prices for 2016. In addition, with the closure of the Alamo Dorado mine anticipated in mid-2016, the percentage of higher cost ounces attributable to the consolidated total will be reduced.

Consolidated AISCSOS in 2016 is expected to be between $13.60 and $14.90 per ounce, lower than the 2015 annual consolidated AISCSOS of $14.92 per ounce. The expected year-over-year AISCSOS decrease is primarily driven by the following anticipated factors:

•	A decrease in cost of sales due primarily to continued operating costs reductions (including those achieved via foreign currency devaluations), and to lower net realizable value adjustments expected for 2016;
•	A reduction in sustaining capital expenditures; and
•	A decrease in royalty payments resulting from lower metal prices.

2016 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	2.7 - 2.9	9.50 – 10.00	4.80 – 4.90	–
Dolores	97.0 – 102.0	–	–	–
Alamo Dorado	7.0 – 8.0	–	–	0.01
Huaron	0.7 – 0.8	13.00 – 13.50	6.70 – 6.90	5.50 – 5.70
Morococha	3.0 – 3.2	16.10 – 17.00	2.70 – 2.80	7.49 – 7.79
San Vicente	–	7.40 – 7.50	0.80 – 0.90	–
Manantial Espejo	64.6 – 68.1	–	–	–
Consolidated Total	175.0 –185.0	46.00 – 48.00	15.00 – 15.50	13.00 – 13.50

2016 gold production is expected to be between 175.0 thousand and 185.0 thousand ounces, reasonably similar to the 183.7 thousand ounces produced in 2015. The potential gold production decrease is due to anticipated production decreases at Alamo Dorado and Manantial Espejo, as open pit mining is completed at each of these mines. These decreases are expected to be largely offset by increased production at Dolores with the anticipation of improved grades as the mine develops into the higher gold grade portion of the deposit. Copper production is expected to decline between 10% to 14% as the Peruvian mines shift mine sequencing out of the copper-rich zones targeted in 2015. Primarily as a result of this mine sequencing at the Morococha mine, consolidated zinc production is expected to increase between 13% to 18% from 2015 production levels. For similar reasons, and with an expected 2016 increase in

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throughput at La Colorada, consolidated lead production in 2016 is expected to increase between 4% and 8% from 2015 production levels.

2016 Capital Expenditure Forecasts

In 2016, Pan American expects sustaining capital investments of between $65 and $75 million at its seven operating mines, comparable to the $73.7 million of sustaining capital invested in 2015. Sustaining capital investments during 2016 are expected to include: an estimated $12.0 million reduction in sustaining capital investments at Manantial Espejo, largely driven by the elimination of open pit pre-stripping; and an estimated $6.0 - $7.5 million reduction in sustaining capital investments at Huaron, given the large advances completed on the tailings storage expansion and powerline upgrade during 2015. These decreases are expected to be partially offset by an expected $13.8 million to $16.8 million increase in sustaining capital investments at Dolores largely related to building of the next phase of leach pads. Further details of planned sustaining capital at each operation can be found in the “2016 Mine Operations Forecasts” section of this MD&A.

Pan American also expects to invest between $135.0 million and $140.0 million to advance on long-term development expansion projects at La Colorada and Dolores which are already underway. The following table details the forecast capital investments at the Company's operations and projects in 2016:

2016 Forecast Capital Investment ($ millions)
La Colorada	8.0 – 10.5
Dolores	39.0 – 42.0
Huaron	6.0 – 7.5
Morococha	7.0 – 8.5
San Vicente	3.0 – 4.0
Manantial Espejo	2.0 – 2.5
Sustaining Capital Total	65.0 – 75.0
La Colorada Expansion Project	64.0 – 66.5
Dolores projects	71.0 – 73.5
Project Capital Total	135.0 – 140.0
Consolidated Total	200.0 – 215.0

The primary objective of the $137 million La Colorada expansion project approved in December 2013 continues to increase the mine production rate from the 2013 level of 1,250 tonnes per day (“tpd”) to the targeted rate of 1,800 tpd, which is expected to be achieved by the end of 2017. Targeted La Colorada project goals for 2016 include:

•	Commissioning the new sulphide plant in mid 2016;

•	Completion of the new shaft during the fourth quarter of 2016, which involves slashing the top 200 metres of the shaft excavation from the 2.8 meter diameter opening to 5.1-meter and outfitting entire 617 meter deep excavated shaft. Installation of the headframe and commissioning the new hoist will occur in early 2016, with the excavations and equipping of the 558 meter below surface loading pocket level and equipment installation being completed in parallel with shaft equipping during the year;

•	A temporary power line service will be commissioned in time for ramping-up production of the new sulphide plant during the last half of 2016 with the expected completion of a new 115 kV supply powerline in early 2017; and

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•	The completion of approximately 3 kilometres of underground development in support of the expanded production in 2016 and beyond.

In May 2015, the Board of Directors of the Company approved a $112.4 million expansion project at the Dolores mine for the development of a 1,500 tpd underground mine and construction of a 5,600 tpd pulp agglomeration plant to treat high-grade ore supplementing the existing open pit mine and heap leach operation. For 2016, the Company anticipates advancing underground mine developments to intersect the main ore body, installing the first ventilation raise, commencing lateral developments, and performing initial stope definition drilling. The Company also anticipates completing the engineering, completing the procurement of all major equipment and beginning ground-breaking excavations for the new pulp agglomeration plant during the first half of 2016. It is expected that substantial advancement of the construction of the pulp agglomeration plant will be made during the second half of 2016 targeting the commissioning of the pulp agglomeration plant in mid-2017 while ramping-up underground operations to the full 1,500 tpd design capacity by the end of 2017. In addition to the expansion project, the Company expects to complete and energize a new 115 kV powerline by mid-year 2016.

2016 General and Administrative Cost Forecast

Our 2016 general and administrative costs (“G&A”), including share based compensation, are expected to be approximately $16.2 million, 10% lower than our 2015 G&A. This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate, and the Company’s ability to allocate certain costs incurred at head office that are directly attributable to operating subsidiaries.

The following table compares our 2016 forecast G&A against those incurred over the previous two years, as well as G&A on a per ounce of silver produced basis, which is a non-GAAP measure.

	Forecast	Actual
	2016	2015	2014
General and administrative costs (in ‘000s of USD)	$$16,179	$18,027	$17,908
Silver production (in ‘000s of ounces) (1)	24,500	26,119	26,112
General and administrative costs per silver ounce produced(2)	$0.66	$0.69	$0.69

(1)	Forecast silver production at the mid-point of the guidance given in this MD&A for the Company’s existing operations.
(2)	G&A cost per silver ounce produced is a non-GAAP measure used by the Company to assess G&A costs relative to production. It is calculated as G&A costs divided by total ounces of silver production in the period.

2016 Exploration and Project Development Expense Forecast

Exploration and project development expenses for Pan American in 2016 are expected to total approximately $8.9 million, which is a $3.0 million decrease from 2015 exploration and project development expenses of $11.9 million. These expenses will continue to include advancing surface exploration on targets defined for certain Mexican and Peruvian properties, as well as holding costs for various exploration properties, including Navidad.

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2016 Mine Operation Forecasts

Management’s expectations of each mine’s operating performance in 2016 are set out below, including discussion on expected production, cash costs and AISCSOS, and capital expenditures.

•	La Colorada mine

La Colorada’s 2016 silver production is expected to be 5.60 million to 5.70 million ounces which is higher than the 5.33 million ounces produced in 2015. The 2016 mine plan contemplates a production rate of 1,350 tpd for the first nine months, with an increase to 1,600 tpd for the fourth quarter as the new sulphide plant and shaft are phased into production. With a combination of greater sulphide tonnages mined throughout the year and the additional capacity in the sulphide plant coming in during the fourth quarter, it is expected that base metal by-product production will also be increasing relative to 2015, with zinc increasing 7% to 12% to between 9.50 and 10.00 thousand tonnes, and lead increasing 13% to 15% to between 4.80 and 4.90 thousand tonnes.

2016 cash costs per ounce of $7.75 to $8.25 are expected to be slightly higher than the $7.41 per ounce 2015 cash costs, primarily due to minor interferences expected from the continued expansion project, and the decline in by-product metal prices, which are expected to be partially offset by the Mexican peso devaluation.

Sustaining capital expenditures at La Colorada in 2016 are expected to be between $8.0 to $10.5 million, comparable to the $9.9 million spent in 2015. The major elements making up the expected 2016 sustaining capital include: (i) approximately $4.3 million in mine capital, the largest components being a ventilation raise and numerous equipment overhauls; (ii) $1.2 million in brownfield exploration; (iii) $1.8 million in tailings storage expansion work; and (iv) $1.0 million in general capital expenditures including access road improvements, and mine rescue equipment.

AISCSOS at La Colorada for 2016 is expected to be between $9.25 and $10.30, in-line with the $9.57 AISCSOS reported in 2015.

In addition, capital expenditures relating to an expansion project for the La Colorada mine are expected to require $64.0 million to $66.5 million in 2016. Please see the “2016 Capital Expenditure Forecast” section for a detailed description of these expenditures.

•	Dolores mine

In 2016, the Company expects to stack an average of 16,200 tpd onto leach pads at Dolores, approximately a 3% reduction from 2015 stacking due to extensive crushing plant rebuilds planned for 2016. The ore processed at Dolores in 2016, is expected to have higher gold and lower silver grades compared to 2015 according to the mine sequencing. In 2016, silver production at Dolores is expected to be between 3.40 million and 3.60 million ounces or 15% to 20% lower than the 4.25 million ounces produced in 2015; and gold production is expected to increase to 97.0 to 102.0 million ounces from the 79.14 million ounces produced in 2015.

2016 cash costs per ounce are expected to be $5.00 to $6.50, a $2.78 to $4.28 per ounce decrease from 2015 cash costs of $9.28 per ounce. Despite relatively consistent operating costs per tonne expected in 2016 cash costs are expected to decrease as a result of higher gold credits, partially offset by lower silver production and lower gold prices compared to 2015.

Sustaining capital expenditures at Dolores during 2016 are expected to be between $39.0 million and $42.0 million, a 55% to 67% increase from the $25.2 million spent in 2015. The increase is largely due to approximately $12.5 million of sustaining capital required for a leach pad

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extension. The other major components of 2016 anticipated sustaining capital investment at Dolores include: approximately $17.0 million for open pit mine pre-stripping; approximately $9.0 million in mining and drilling equipment rehabilitations; and approximately $1.5 million in various plant equipment rehabilitations and replacements.

AISCSOS at Dolores for 2016 is expected to be between $17.00 and $18.90, higher than the $12.67 AISCSOS reported in 2015 due primarily to the increased sustaining capital investments described above and decreased silver production, which is expected to be partially offset by the positive impact of increased gold production.

In addition, capital expenditures relating to Dolores expansion projects are expected to require $71.0 million to $73.5 million in 2016. Please see the section “2016 Capital Expenditure Forecast” for a detailed description of these expenditures.

•	Alamo Dorado mine

As planned with open pit mining completed by year-end 2015, the Alamo Dorado mine will only process stockpiles during the first half of 2016 resulting in an expected 45% to 50% decrease in throughputs as well as declined silver and gold grades and recoveries. The combination of the lower throughput grades and recoveries is reflected in the expected 60% to 66% reduction in both silver and gold production, which are expected to be between 1.0 million to 1.2 million ounces and 7.0 thousand to 8.0 thousand ounces, respectively.

The end of open pit activities at Alamo Dorado also results in a significant reduction to mining and overhead costs, leading to reduced unit costs per tonne. Despite the costs per tonne reductions, cash costs per ounce are expected to increase from $11.41 in 2015 to $13.50 to $14.50 per ounce in 2016 as result of the lower production levels and lower gold prices.

As with 2015, no sustaining capital expenditure has been planned for 2016 given the mine is at the end of its life.

AISCSOS at Alamo Dorado for 2016 is expected to be between $13.80 and $15.30, up from $12.72 AISCSOS reported in 2015 due to anticipated decreases in silver sales from processing lower grade mined ores and stockpiles.

•	Huaron mine

In 2016, throughput at Huaron is expected to increase 3% to the plant capacity of 920 thousand tonnes per year, given the unscheduled mill breakdown that was reported during the third quarter of 2015. The slightly improved throughput in 2016 is expected to be coupled with a slight increase in silver grades from mine sequencing resulting in a small increase in silver production to between 3.65 million to 3.80 million ounces, comparable to the 3.71 million ounces produced in 2015. Copper production is expected to decrease between 15% and 18%, due to mine sequencing away from the high-copper Travieso vein system. Zinc and lead production are expected to be relatively similar to 2015 levels.

Cash costs per ounce of between $12.25 and $13.25 are expected to increase from the 2015 level of $10.91 per ounce, primarily driven by a decline in by-product credits which is only partially offset by expected lower operating costs, and slightly higher silver payable production expected for 2016.

We have forecasted sustaining capital expenditures of between $6.0 million and $7.5 million for 2016, which are lower than the $13.6 million spent in 2015. The 2016 capital budget is primarily comprised of: $0.8 million for completion of the tailings storage expansion; $1.4 million in

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brownfield diamond drilling; and $1.2 million in mining equipment refurbishments and replacements.

AISCSOS at Huaron for 2016 is expected to be between $14.40 and $16.00, representing a 5% to 15% decrease from the $16.89 AISCSOS reported in 2015 due primarily to lower sustaining capital expenditures.

•	Morococha mine

Significant changes in mine sequencing are expected at Morococha during 2016, resulting in a change of the plant feed composition towards higher grade zinc and silver zones. Silver grades are expected to increase by up to 14% to 16%, while zinc grades are expected to increase up to 27% to 28%. Increases to both silver and zinc recoveries and grades are expected to result in silver production of between 2.45 million to 2.60 million ounces for the Company, a 13% to 20% increase from the 2.17 million ounces produced in 2015. Similarly, zinc production for the Company is expected to increase 42% to 50% to between 16.10 thousand and 17.00 thousand tonnes, and 2016 lead production is also expected to increase 5% to 9% to between 2.70 thousand to 2.80 thousand tonnes from 2015 production. Copper production for the Company is expected to decrease between 4% and 8% in 2016 to between 7.49 thousand and 7.79 thousand tonnes.

Cash costs are forecast to be between $12.00 and $13.75 per ounce in 2016, comparable to 2015 cash costs of $13.03 per ounce. The potential reduction to 2016 cash costs represented by the low end of 2016 guidance could be achieved through increased payable silver production and reduced operating costs and by-product production more than offsetting lower overall by-product metal prices and increased treatment and refining charges due primarily to the higher tonnage of zinc and lead concentrate production.

Morococha’s sustaining capital for 2016 is expected to be between $7.0 million and $8.5 million, comparable to the 2015 capital spending of $7.7 million. The major components of the 2016 capital expenditures include: $4.2 million in mine development related to deepening the Manuelita shaft and development level, and $0.9 million for brownfield exploration.

AISCSOS at Morococha for 2016 is expected to be between $15.40 and $17.10, a 11% to 20% decrease from the $19.21 AISCSOS reported in 2015 primarily due to an expected increase in silver and by-product production levels and an expected decrease in operating costs more than offsetting the lower by-product metal prices.

•	San Vicente mine

Throughput rates at San Vicente are expected to increase up to 4% in 2016 while silver grades and recoveries are expected to be consistent with 2015 levels. The aggregate expected effect to 2016 silver production for the Company is a 4% to 6% increase to between 4.30 million and 4.35 million ounces, from the 4.12 million ounces produced in 2015. The increased throughput, improved zinc recoveries, and improved zinc grades are expected to drive increased zinc by-product production for the Company by 8% to 10%.

Expected 2016 cash costs per ounce of between $11.25 and $11.75 are comparable to the 2015 cash costs of $11.57 per ounce, due primarily to the offsetting effects of expected increased operating costs and lower by-product metal prices by the positive effects of expected increased silver production, improvement in zinc production, and reductions in royalties from reduced metal prices.

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The expected sustaining capital at San Vicente in 2016 is between $3.0 million and $4.0 million, which is consistent with the $3.3 million of sustaining capital in 2015. Major components of 2016 sustaining capital budget include: $1.0 million on brownfield exploration; $0.7 million on mine equipment refurbishment and replacements; $0.4 million on a ventilation raise; and $0.3 million on environmental related expenditures including a water treatment plant.

AISCSOS at San Vicente for 2016 is expected to be between $12.00 and $13.30, comparable to the $11.91 AISCSOS reported in 2015. The same offsetting factors affecting cash costs along with expected sustaining capital investments are expected to result in a slight increase to AISCSOS.

•	Manantial Espejo mine

The open pit operation is scheduled to end in mid-2016 and will affect grades and production thereafter. Plant throughput is expected to increase by 3% to 10% in early 2016, while additional material from stockpiles will be processed to compensate for the reduced open pit ore feed, along with additional ore production from the underground mine. The increased throughput is expected to offset the decline in open pit mining and result in forecasted 2016 silver production of between 3.60 million and 3.75 million ounces, which is consistent with the 3.58 million ounces produced in 2015. The increased tonnage, however, does not offset the expected 18% to 19% decline in gold grades resulting in a forecasted decrease in gold production of between 12% to 16% to between 64.60 thousand and 68.10 thousand ounces in 2016 from the 77.3 thousand ounces produced in 2015.

Under the assumption that the devaluation of the Argentine peso will keep pace with local inflation rates during 2016, we expect that production costs will decrease from productivity improvements and the decommissioning of open pit mining activities by mid-2016. The effect of these reductions is expected to be offset by non-cash inventory variations from the drawdown of stockpiles in the calculations of cash costs. In 2015, stockpile inventory build-up reduced operating costs by $8.7 million, while in 2016 we expect to process stockpiles adding $9.1 million of non-cash charges to cash costs. The aggregate expected effect of these net cost increases, along with decreased gold production, is an increase in cash costs to $9.25 to $10.75 per ounce from the $7.33 per ounce reported for 2015.

Sustaining capital expenditure in 2016 is expected to be between $2.0 million and $2.5 million, a significant decrease from the $14.1 million spent in 2015. The majority of the decrease is a result of no open pit pre-stripping activities in 2016. The majority of the 2016 sustaining capital budget is for brownfield exploration.

AISCSOS at Manantial Espejo for 2016 is expected to be between $10.00 and $11.10, a significant decrease from the $18.81 AISCSOS reported in 2015 due mainly to the lower sustaining capital and lower net realizable value adjustments than those incurred in 2015.

Pan American Silver Corp.	13

MID-TERM Outlook

These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

•	2017 and 2018 Silver Production, Gold Production, Cash Costs, Sustaining Capital and AISCSOS Forecasts:

As a result of the transformational nature of the Company’s mine expansion projects at La Colorada and Dolores and the contemporaneous completion of open pit mining at both Alamo Dorado and Manantial Espejo, the following silver production, gold production, cash costs, sustaining capital expenditures, and AISCSOS are expected for fiscal 2017 and 2018:

	2017	2018
Silver Production – million ounces	22.50 – 24.00	25.0 – 27.00
Gold production – thousand ounces	155.0 – 165.0	160.0 – 180.0
Cash costs (1)	$8.20 – $9.70	$5.50 – $7.50
Sustaining capital (millions)	$75.0 – $85.0	$75.0 – $90.0
AISCSOS (1)	$13.20 – $14.80	$10.00 – $12.20

(1)	2017 and 2018 forecasted cash costs per silver ounce, net of by-product credits, and AISCSOS were calculated using the following by-product metal prices assumptions: Au $1,100/oz, Zn $1,700/tonne, Pb $1,600/tonne, Cu $4,600/tonne. Exchange rates used relative to US$: Mexican Peso 17:1, Peruvian Sol 3.3:1, Argentinean Peso 11:1, Bolivian Boliviano 7:1. Cash costs and AISCSOS are non-GAAP measures, please refer to the Alternative Performance (Non-GAAP) Measures section of the MD&A for detailed descriptions of how these measures are calculated.

2015 Operating Performance

The following table compares silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and twelve month periods ended December 31, 2015 and 2014:

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,423	1,286	5,327	4,979	7.28	7.57	7.41	8.14
Dolores	947	954	4,250	3,982	11.64	12.99	9.28	12.94
Alamo Dorado	818	865	2,970	3,473	5.49	14.07	11.41	12.89
Huaron	987	952	3,705	3,635	11.35	12.22	10.91	11.56
Morococha(2)	524	603	2,165	2,370	12.99	12.53	13.03	13.22
San Vicente(3)	1,081	1,172	4,118	3,949	11.12	11.88	11.57	13.16
Manantial Espejo	1,005	913	3,583	3,725	6.48	13.93	7.33	10.12
Consolidated Total (4)	6,785	6,745	26,119	26,112	9.09	11.92	9.70	11.46
(1)	Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the 2015 Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

Pan American Silver Corp.	14

•	2015 Silver Production

The chart below presents silver production by mine in 2015:

Consolidated silver production of 6.79 million ounces in Q4 2015 was 0.04 million ounces higher than that produced in the three months ended December 31, 2014 (“Q4 2014”). Production increases at La Colorada, Huaron, and Manantial Espejo resulted in a net 0.26 million ounce quarter over quarter increase as they partially offset production declines at the Company’s other operations. The largest quarter over quarter increases came from the La Colorada and Manantial Espejo mines with an additional 0.14 million ounces and 0.09 million ounces produced, respectively. The largest decreases came from the San Vicente and Morococha mines where 0.09 million and 0.08 million fewer ounces were produced for the Company respectively.

Record consolidated silver production for 2015 of 26.12 million ounces was similar to 2014 consolidated silver production of 26.11 million ounces, with increases at the La Colorada, Dolores, Huaron, and San Vicente mines resulting in additional production of 0.86 million ounces, which offset a total 0.85 million ounce production decline from the Alamo Dorado, Morococha and Manantial Espejo mines. The largest year over year production increases came from La Colorada and Dolores, which added 0.35 million ounces and 0.27 million ounces, respectively. The most significant production decline was at Alamo Dorado where 0.5 million fewer ounces were produced in 2015.

•	2015 By-Product Production

The following tables set out the Company’s by-product production for the three and twelve months ended December 31, 2015, together with amounts for the comparable periods in 2014:

	By-Product Production
	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Gold – koz	48.2	43.9	183.7	161.5
Zinc – kt	11.5	10.2	40.6	43.5
Lead – kt	4.1	3.9	14.6	15.0
Copper – kt	4.0	3.0	15.0	9.0

Pan American Silver Corp.	15

Gold production during Q4 2015 rose 10% from Q4 2014, driven by increased production at Alamo Dorado, Manantial Espejo, and Dolores, which was offset by slight decreases at the Company’s other gold producing mines. Alamo Dorado and Manantial Espejo production made up the majority of the increase, with improved gold grades resulting in each mine producing an additional 2.2 thousand ounces of gold compared to the amount produced in Q4 2014.

In 2015 the Company produced 183.7 thousand ounces of gold, 22.2 thousand ounces or 14% more than in 2014. The 2015 record gold production was achieved by increased throughput and improved gold grades at Dolores delivering an additional 12.3 thousand ounces, and improved gold grades at Manantial Espejo and Alamo Dorado driving increased production of 6.9 thousand ounces and 2.8 thousand ounces, respectively.

During Q4 2015, Pan American also produced 11.5 thousand tonnes of zinc, 4.1 thousand tonnes of lead and 4.0 thousand tonnes of copper, 12%, 5% and 34% more than in Q4 2014, respectively. Copper production rose significantly in 2015 due to mine sequencing at the Company’s Peruvian mines, where production continued to focus on copper-rich areas.

Pan American’s consolidated base metals production during 2015 was 40.6 thousand tonnes of zinc, 14.6 thousand tonnes of lead and 15.0 thousand tonnes of copper. Zinc production declined 7% and lead production declined 3% from 2014, mainly due to lower production at Morococha due to a change in mine sequencing targeting higher value ores from the copper-rich Esperanza area that drove consolidated copper production up 66% from 2014.

•	2015 Average Market Metal Prices

The following tables set out the average market price for each metal produced for the three and twelve months ended December 31, 2015 together with prices for the comparable periods in 2014:

	Average Market Metal Prices
	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Silver/ounce	$14.77	$16.50	$15.68	$19.08
Gold/ounce	$1,106	$1,201	$1,160	$1,266
Zinc/tonne	$1,613	$2,237	$1,928	$2,164
Lead/tonne	$1,681	$2,002	$1,784	$2,096
Copper/tonne	$4,892	$6,628	$5,495	$6,862

•	2015 Cash Costs

Consolidated cash costs per ounce of silver for the three and twelve months ended December 31, 2015, were $9.09 per ounce and $9.70 per ounce, respectively, which compared to $11.92 per ounce and $11.46 per ounce for the three and twelve months ended December 31, 2014.

Despite substantially lower prices for all by-products, consolidated cash costs during Q4 2015 declined 24% from those in Q4 2014 due to higher production of all by-product metals, and lower direct unit operating costs at all mines, particularly at Huaron, Morococha, Manantial Espejo and Alamo Dorado. The most significant contribution to the decrease to consolidated cash costs came from the Alamo Dorado mine, which had an $8.58 per ounce quarter over quarter cash cost decrease from decreased mining rates and improved by-product gold production. Each operation’s cash costs are separately discussed in the ”Individual Mine Performance” section of this MD&A.

Similarly, despite the substantially lower by-product metal prices, the Company reduced annual consolidated cash costs by 15% from 2014 due to record-breaking consolidated gold and copper

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production, as well as substantially lower unit operating costs per tonne at all of the Company’s mines due to improved productivities, favorable currency exchange rates and lower costs for certain consumables, especially diesel fuel. Each mine contributed to the year over year decline in consolidated cash costs, with the most significant impacts from the Dolores, Manantial Espejo and Alamo Dorado operations, which all experienced both decreased direct operating costs per ounce and increased by-product credits on the back of increased gold production.

•	2015 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and twelve months ended December 31, 2015, as compared to the same periods in 2014.

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,263	1,099	5,109	4,726	9.75	9.20	9.57	10.90
Dolores	1,048	883	4,448	3,912	21.55	31.20	12.67	27.02
Alamo Dorado	726	816	2,944	3,606	7.93	17.39	12.72	13.05
Huaron	774	788	3,009	3,025	18.74	22.35	16.89	19.07
Morococha	483	537	1,995	2,125	21.02	20.20	19.21	19.39
San Vicente	1,448	1,117	4,019	4,177	11.00	11.90	11.91	13.78
Manantial Espejo	978	1,113	3,655	3,860	10.96	17.21	18.81	17.93
Consolidated Total (2)	6,719	6,353	25,180	25,431	14.76	18.62	14.92	17.88

(1)	AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements. “G&A” costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.
(2)	Totals may not add due to rounding.

Consolidated AISCSOS for the three and twelve months ended December 31, 2015 was $14.76 and $14.92, respectively, a 21% and 17% reduction, respectively from AISCSOS of $18.62 and $17.88 for the respective 2014 comparable periods.

The $3.86 per ounce decline in quarter over quarter consolidated AISCSOS resulted primarily from: (i) $15.6 million lower direct operating costs; (ii) $8.0 million higher by-product credits, particularly from more gold by-product production at Dolores and Alamo Dorado; and (iii) a 6% or 0.37 million ounce increase in the number of silver ounces sold. These factors were partially offset by higher general and administrative expenses and higher treatment and refining charges (“TCRCs”). AISCSOS in Q4 2015 and Q4 2014 were adversely impacted by negative net realizable value adjustments to inventories (“NRV adjustments”), which increased production costs by $5.0 million and $2.0 million, respectively, which increased AISCSOS by $0.75 per ounce and $0.35 per ounce, respectively.

The $2.96 per ounce decline in 2015 annual consolidated AISCSOS from 2014 resulted primarily from: (i) $25.4 million lower sustaining capital; (ii) $19.1 million less in negative NRV adjustments; (iii) $17.1 million lower direct operating costs; and (iv) $16.6 million higher by-product credits, particularly from more gold by-product production at Dolores. These factors were partially offset by a 0.25 million ounce decrease in the number of silver ounces sold, and higher TCRCs. AISCSOS in 2015 and 2014 were adversely impacted by negative NRV adjustments to inventories, which increased production costs by $10.9 million and $30.0 million, respectively, increasing AISCSOS by $0.43 per ounce, and $1.17 per ounce, respectively.

Pan American Silver Corp.	17

•	Individual Mine Performance

The following tables summarize the 2015 metal production, cash costs and AISCSOS achieved for each individual operation compared to the amounts forecasted in the annual MD&A for the fiscal year ended December 31, 2014. Following the summary tables is an analysis of each operation’s 2015 operating performance as compared to 2014, as well as an analysis of the 2015 operating performance compared to management’s initial 2015 forecast guidance. Actual 2015 results that met or exceeded 2015 guidance have been noted with a “✓” in the following tables, 2015 results did not meet 2015 guidance have been noted with a “✗”. Reported metal figures included in tables in this section are volumes of metal produced.

	2015 Silver Production (million ounces)			2015 Cash Costs(1) ($ per ounce)			2015 AISCSOS(1) ($ per ounce)
	Forecast (2)	Actual		Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	4.90 – 5.00	5.33	✓	$8.50 – $9.25	$7.41	✓	$10.95 – $11.70	$9.57	✓
Dolores	4.00 – 4.15	4.25	✓	$8.50 – $10.00	9.28	✓	$17.00 – $18.50	$12.67	✓
Alamo Dorado	2.95 – 3.20	2.97	✓	$14.00 – $14.50	11.41	✓	$14.30 – $14.80	$12.72	✓
Huaron	3.70 – 3.80	3.71	✓	$13.00 – $13.75	10.91	✓	$16.00 – $17.00	$16.89	✓
Morococha	2.30 – 2.40	2.17	✗	$12.75 – $14.25	13.03	✓	$16.00 – $17.50	$19.21	✗
San Vicente	4.00 – 4.15	4.12	✓	$11.00 – $12.00	11.57	✓	$12.25 – $13.25	$11.91	✓
Manantial Espejo	3.65 – 3.80	3.58	✗	$10.50 – $11.75	7.33	✓	$13.80 – $15.05	$18.81	✗
Consolidated Total(3)	25.50 – 26.50	26.12	✓	$10.80 – $11.80	$9.70	✓	$15.50 – $16.50	$14.92	✓

(1)	Cash costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.
(2)	Forecasted amount per guidance included in the annual MD&A for fiscal 2014 dated March 26, 2015.
(3)	Totals may not add due to rounding.

	2015 Gold Production (koz)			2015 Zinc Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	2.5 – 2.7	2.6	✓	7.00 – 7.50	8.91	✓
Dolores	75.0 – 80.0	79.1	✓	–	–	-
Alamo Dorado	15.5 – 16.6	20.3	✓	–	–	-
Huaron	1.0 – 1.2	1.1	✓	13.50 – 14.00	13.55	✓
Morococha	2.0 – 2.5	3.2	✓	14.50 – 15.00	11.37	✗
San Vicente	–	–	-	6.00 – 6.50	6.82	✓
Manantial Espejo	69.0 – 72.0	77.3	✓	–	–	-
Consolidated Total(2)	165.0 – 175.0	183.7	✓	41.00 – 43.00	40.65	✗

Pan American Silver Corp.	18

	2015 Lead Production (kt)			2015 Copper Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	3.70 – 3.80	4.26	✓	–	–	-
Dolores	–	–	-	–	–	-
Alamo Dorado	–	–	-	0.01 – 0.01	0.10	✓
Huaron	6.10 – 6.20	6.92	✓	4.75 – 5.00	6.70	✓
Morococha	4.20 – 4.40	2.56	✗	3.24 – 3.49	8.16	✓
San Vicente	0.50 – 0.60	0.84	✓	–	–	-
Manantial Espejo	–	–	-	–	–	-
Consolidated Total(2)	14.50 – 15.00	14.58	✓	8.00 – 8.50	14.96	✓
(1)	Forecasted amount per guidance included in the annual MD&A for fiscal 2014 dated March 26, 2015.
(2)	Totals may not add due to rounding.

	Capital Investment ($ millions)
	Forecast (1)	Actual
La Colorada	$11.0 – $12.0	$9.9	✓
Dolores	$30.0 – $35.0	$25.2	✓
Huaron	$8.0 – $10.0	$13.6	✗
Morococha	$6.0 – $8.0	$7.7	✓
San Vicente	$4.0 – $5.0	$3.3	✓
Manantial Espejo	$12.0 – $14.0	$14.1	✗
Sustaining Capital Sub-total(2)	$71.0 – $84.0	$73.7	✓
La Colorada Expansion Project	$75.0 – $80.0	$48.2	✓
Dolores Project	$15.0 – $17.0	$28.0	✗
Project Sub-total(2)	$90.0 – $97.0	$76.1	✓
2015 Total Capital(2)	$161.0 – $181.0	$149.8	✓
(1)	Forecasted amount per guidance included in the annual MD&A for fiscal 2014 dated March 26, 2015.
(2)	Totals may not add due to rounding.

An analysis of each operation for the year ended December 31, 2015, as compared to the operating performance for the year ended December 31, 2014, follows.

Pan American Silver Corp.	19

La Colorada mine

	Twelve months ended December 31
	2015	2014
Tonnes milled - kt	485.4	471.3
Average silver grade – grams per tonne	379	366
Average silver recovery - %	90.1	89.8
Production:
Silver – koz	5,327	4,979
Gold – koz	2.63	2.57
Zinc – kt	8.91	7.70
Lead – kt	4.26	3.74

Cash cost per ounce net of by-products(1)	$7.41	$8.14

AISCSOS(2)	$9.57	$10.90

Payable silver sold - koz	5,109	4,726

Sustaining capital - (’000s)(3)	$9,869	$13,476
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.
(3)	Sustaining capital expenditures excludes $48.2 million of investing activity cash outflow for the year ended December 31, 2015 (2014: $17.9 million) related to investment capital incurred on the expansion project as disclosed in the “2015 Project Development Update” section of this MD&A.

2015 versus 2014

La Colorada achieved record silver production in 2015, 7% more than in 2014, due to increases in throughput, grades and recoveries. Ore mining rates increased in 2015 with benefits realized from the new mining equipment purchased as part of the mine expansion project that allowed for the development of new mining areas. During 2015, the mine produced 8.9 thousand tonnes of zinc and 4.3 thousand tonnes of lead, 16% and 14% more than in 2014, respectively. The increased base metal production was a function of the increased throughput in 2015 combined with improved zinc and lead grades of 13% and 10%, respectively.

La Colorada’s cash costs per ounce during 2015 declined $0.73, or 9%, due to lower direct operating costs and a 7% increase in payable silver ounces produced. The decrease in unit operating costs per tonne primarily resulted from the devaluation of the Mexican peso and lower costs of certain consumables. 2015 by-product credits per ounce remained relatively consistent with 2014, as increased by-product metal production was largely offset by lower metal prices.

2015 AISCSOS of $9.57 decreased 12% from $10.90 in the previous year, primarily due to a $3.6 million decrease in sustaining capital expenditures, a $1.2 million decrease in production costs and an 8% increase in the amount of payable silver ounces sold.

2015 versus 2015 Guidance

2015 silver production at La Colorada of 5.33 million ounces exceeded the high end of management’s forecast range of 4.90 million to 5.00 million ounces primarily as a result of realizing higher than expected throughput rates, and slightly higher than expected silver grades and recoveries. Similarly, base metal production benefited from the better than expected

Pan American Silver Corp.	20

throughput rates, grades and recoveries, resulting in zinc and lead production which exceeded our guidance. The higher throughput also resulted in 2015 gold production being on the high end of the amount forecasted for 2015.

Actual cash costs of $7.41 per ounce were lower than management’s forecast range of between $8.50 and $9.25 per ounce. Cash costs at La Colorada in 2015 were positively influenced by better than expected silver production and the previously discussed lower direct operating costs.

2015 AISCSOS of $9.57 was lower than management’s forecast range of between $10.95 and $11.70. The positive influences to 2015 AISCSOS were higher than expected quantities of silver sold, lower than forecasted sustaining capital expenditures during the year, and low direct operating costs.

Sustaining capital expenditures at La Colorada during 2015 totalled $9.9 million, which is 27% lower than 2014 sustaining capital, and lower than the 2015 forecast of $11.0 million - $12.0 million. This is partially due to the devaluation of the Mexican peso. Sustaining capital included expenditures on mine infrastructure, exploration drilling, a mine dewatering treatment plant, mine equipment replacement and rehabilitations, process plant improvements, and access road upgrades. This sustaining capital excludes $48.2 million spent on the La Colorada expansion project during the year, which is further described in the 2015 Project Development Update section of this MD&A.

Dolores mine

	Twelve months ended December 31,
	2015	2014
Tonnes placed - kt	6,108.9	6,053.9
Average silver grade – grams per tonne	44	40
Average gold grade – grams per tonne	0.57	0.44
Average silver produced to placed ratio - %	49.7	51.8
Average gold produced to placed ratio - %	70.9	78.3
Production:
Silver – koz	4,250	3,982
Gold – koz	79.14	66.82

Cash cost per ounce net of by-products(1)	$9.28	$12.94

AISCSOS(2)	$12.67	$27.02

Payable silver sold - koz	4,448	3,912

Sustaining capital - (’000s)(3)	$25,162	$27,632
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.
(3)	Sustaining capital expenditures exclude $28.0 million of investing activity cash outflow for the year ended December 31, 2015 (2014: $17.3 million) related to investment capital incurred on Dolores expansion projects as disclosed in the “Project Development Update” section of this MD&A.

2015 versus 2014.

Dolores produced 4.25 million ounces of silver in 2015, which is 7% higher than the 3.98 million ounces produced in 2014, a result of record throughput and higher grades. Gold production of 79.1 thousand ounces in 2015 was 18% higher than the 66.8 thousand ounces produced in 2014, and primarily a result of a 30% improvement to grades.

Pan American Silver Corp.	21

Despite lower gold prices, cash costs at the mine declined 28% due to higher gold by-product production, favourable currency exchange rate movements, and lower costs for certain consumables, particularly diesel fuel.

2015 AISCSOS of $12.67 decreased 53% from $27.02. The decrease was primarily due to NRV adjustments, which reduced production costs by $11.4 million in 2015 and increased 2014 production costs by $23.3 million, representing a $34.7 million favorable year over year impact to 2015 AISCSOS. Other significant positive impacts to 2015 AISCSOS included: a $14.7 million increase in by-product credits, with increased gold production more than offsetting lower gold prices; a $2.5 million decrease in sustaining capital expenditures; and a 14% increase in the amount of silver sold.

2015 versus 2015 Guidance

In 2015, silver production of 4.25 million ounces at Dolores exceeded the top-end of management’s guidance range of 4.00 million to 4.15 million ounces, a result of better than anticipated stacking rates and silver grades. Gold production was within management’s guidance range of 75.0 thousand to 80.0 thousand ounces.

Cash costs for 2015 of $9.28 per ounce of silver fell within the $8.50 to $10.0 per ounce 2015 forecast range provided by management.

2015 AISCSOS of $12.67 was lower than management’s forecast range of between $17.00 and $18.50. The primarily positive influences to 2015 AISCSOS were the positive net NRV adjustments in the year, higher than expected quantities of silver sold, and lower than forecasted sustaining capital expenditures during the year.

Sustaining capital expenditures at Dolores in 2015 totalled $25.2 million, which is 16% lower than the low end of managements forecast of $30 million to $35.0 million, primarily due to the timing of certain payments that were carried forward to the first quarter of 2016. Similarly, 2015 sustaining capital expenditures were 9% lower than the $27.6 million spent in 2014, again largely due to the timing of expenditures. The 2015 sustaining capital was mainly spent on pre-stripping activities, investments in mine and process equipment replacement and rehabilitations, exploration activities, surface water diversion upgrades, as well as camp and site access improvements. Sustaining capital excludes $28.0 million in project capital, which is further described in the “2015 Project Development Update” section of this MD&A.

Pan American Silver Corp.	22

Alamo Dorado mine

	Twelve months ended December 31,
	2015	2014
Tonnes milled - kt	1,798.6	1,763.0
Average silver grade – grams per tonne	62	75
Average gold grade – grams per tonne	0.39	0.37
Average silver recovery - %	82.9	81.4
Production:
Silver – koz	2,970	3,473
Gold – koz	20.34	17.56
Copper – kt	0.10	0.03

Cash cost per ounce net of by-products(1)	$11.41	$12.89

AISCSOS(2)	$12.72	$13.05

Payable silver sold - koz	2,944	3,606

Sustaining capital - (’000s)	$-	$293
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.

2015 versus 2014

As expected, 2015 silver production of 3.0 million ounces at Alamo Dorado was 14% less than the 3.5 million ounces produced in 2014 as open pit mining ramped down and concluded by year-end, which resulted in less throughput tonnage of mined ore and switching to more from lower grade stockpiled ores. Gold production rose 16% to a record high due to higher grades and recoveries due to mining a high grade gold zone in the final stages of the pit.

Despite lower gold prices, Alamo Dorado’s cash costs per ounce declined by 11% due to the combined effect of higher gold production and lower unit operating costs per tonne given the reduced mining rates, the favorable depreciation of the Mexican Peso, and the lower costs of certain consumables.

2015 AISCSOS of $12.72 decreased $0.33 from $13.05 in 2014. The 3% year over year reduction was attributable to a 12% decrease in production costs which benefited from the lower operating costs and a $2.5 million decrease in negative NRV adjustments, as well as a 5% increase in by-product credits on account of improved gold production. These positive influences more than offset the negative impact of an 18% reduction in the amount of silver ounces sold.

2015 versus 2015 Guidance

Alamo Dorado’s silver production in 2015 of 2.97 million ounces was consistent with management’s forecast range of 2.95 million to 3.20 million ounces. This was the result of better than expected throughput rates and recoveries compensating for lower than anticipated grade ore processed in the year. Gold production of 20.3 thousand ounces was 22% higher than the high end of management’s guidance range of 15.5 thousand to 16.6 thousand ounces, resulting from the combined results of superior grades and throughput rates being stronger than expected.

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Actual cash costs of $11.41 per ounce were lower than management’s forecast range of $14.00 to $14.50, due to the favorable impacts of the previously discussed lower than expected direct operating costs, and superior by-product credits from gold production.

2015 AISCSOS of $12.72 was lower than management’s forecast range of $14.30 to $14.80 per ounce. The primarily positive influences to 2015 AISCSOS were the lower than expected production costs, and higher than expected by-product credits from gold production.

There were no sustaining capital expenditures at Alamo Dorado during 2015 as it approaches the end of mine life.

Huaron mine

	Twelve months ended December 31,
	2015	2014
Tonnes milled - kt	894.5	892.8
Average silver grade – grams per tonne	157	154
Average zinc grade – %	2.41	2.41
Average copper grade – %	0.97	0.86
Average lead grade – %	1.08	0.97
Average silver recovery - %	83.2	83.2
Average zinc recovery – %	63.8	68.1
Average copper recovery – %	78.5	77.5
Average lead recovery – %	73.1	71.5
Production:
Silver – koz	3,705	3,635
Gold – koz	1.05	1.16
Zinc – kt	13.55	14.20
Copper – kt	6.70	5.88
Lead – kt	6.92	6.03

Cash cost per ounce net of by-products(1)	$10.91	$11.56

AISCSOS(2)	$16.89	$19.07

Payable silver sold – koz	3,009	3,025

Sustaining capital - (’000s)	$13,610	$17,327
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.

2015 versus 2014

With comparable year over year throughput rates, silver grades and recoveries, silver production during 2015 was similar to that in 2014. During 2015, Huaron produced 6.9 thousand tonnes of lead and 6.7 thousand tonnes of copper, which was 15% and 14%, respectively, more than in 2014, while zinc production of 13.6 tonnes was 5% less than 2014. The year over year difference in base metal production was a function of grades and recoveries on account of mine sequencing.

Huaron cash costs of $10.91 per ounce declined 6% as a result of substantially lower unit operating costs per tonne driven by benefits from the on-going mechanization efforts, while higher by-product lead and copper production was more than offset by lower base metal prices.

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2015 AISCSOS of $16.89 was 11% lower than the $19.07 in the previous year. The decrease was attributable to a reduction in production costs, a $3.7 million decline in sustaining capital expenditures, and a reduction in TCRCs, which more than offset lower by-product credits driven by the decline in base metal prices.

2015 versus 2015 Guidance

As 2015 throughput rates, silver grades and recoveries were consistent with expectations, the 2015 silver production of 3.71 million ounces at Huaron was within management’s 2015 guidance of 3.70 million ounces to 3.80 million ounces. Similarly, 2015 by-product metal production met or exceeded management’s forecasted amounts with superior grades leading to lead and copper production of 6.9 thousand tonnes and 6.7 thousand tonnes, respectively, exceeding the high end of management’s forecasted ranges of between 6.1 thousand and 6.2 thousand tonnes and between 4.8 thousand and 5.0 thousand tonnes, respectively.

Actual 2015 cash costs of $10.91 per ounce were 16% less than the low end of our forecast range of $13.00 to $13.75 per ounce. This positive performance was attributable to the lower than expected operating costs which more than compensated for lower than anticipated by-product credits that resulted from the 2015 decline in all base metal prices.

2015 AISCSOS of $16.89 was consistent with management’s forecast range of $16.00 to $17.00 AISCSOS, a result of lower than expected production costs compensating for higher than planned sustaining capital and lower than expected by-product credits from deteriorated base metal prices.

Capital expenditures at Huaron during 2015 totalled $13.6 million, which was higher than our forecasted range of $8.0 million to $10.0 million. The increase in sustaining capital expenditure compared to guidance was primarily related to additional mine equipment, increased costs for a power supply upgrade, and a tailings storage expansion. Sustaining capital expenditures in 2015 were significantly lower than the $17.3 million spent in 2014 as the multi-year mine mechanization efforts were largely completed in the prior year. 2015 sustaining capital was primarily related to equipment refurbishments and replacements, the tailings storage expansion, site infrastructure upgrades, as well as exploration drilling.

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Morococha mine(1)

	Twelve months ended December 31,
	2015	2014
Tonnes milled – kt	637.2	566.3
Average silver grade – grams per tonne	124	152
Average zinc grade - %	2.83	3.60
Average lead grade - %	0.71	1.12
Average copper grade - %	1.52	0.75
Average silver recovery - %	85.2	86.4
Average zinc recovery - %	64.1	77.3
Average lead recovery - %	59.0	74.0
Average copper recovery - %	85.8	72.0
Production:
Silver – koz	2,165	2,370
Gold – koz	3.22	2.92
Zinc – kt	11.37	15.80
Lead – kt	2.56	4.74
Copper – kt	8.16	3.08

Cash cost per ounce net of by-products (2)	$13.03	$13.22

AISCSOS(3)	$19.21	$19.39

Payable silver sold (100%) - koz	1,995	2,125

Sustaining capital (100%) - (’000s)	$7,713	$10,199
(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.

2015 versus 2014

In 2015, lower silver grades, partially offset by increased throughput, led to a silver production decline of 9% as compared to 2014, a result of a change in mine sequencing made in early 2015 that targeted higher value higher copper grade ore during the year. This increased throughput was partially offset by the impact of intersecting unexpected water in-flows in the high-value Esperanza copper-rich zones during the last four months of 2015, an issue that has now been resolved.

As a result of targeting the Esperanza copper-rich zones in 2015, Morococha produced 8.2 thousand tonnes of copper, more than twice that produced in 2014. The prioritization of copper-rich zones negatively impacted 2015 production of lead and zinc which were 46% and 28% less than in 2014, respectively, a result of lower grades and recoveries.

Cash costs of $13.03 per ounce declined 1% as a result of substantially lower unit operating costs per tonne driven by benefits from the on-going mechanization efforts and increased by-product credits per ounce from copper production. These positive variances more than compensated for the 8% decline in payable silver production and lower base metal prices.

2015 AISCSOS of $19.21 was $0.18 lower than $19.39 in 2014. The slight year over year reduction was attributable to a 4% decrease in production costs and a 24% reduction in sustaining capital which more than offset the 6% decrease in the amount of silver sold, and the 59% increase in TCRCs that resulted from the higher treatment and refining costs associated with the copper concentrate.

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2015 versus 2015 Guidance

2015 silver production at Morococha was 6% lower than the bottom end of management’s initial guidance range of 2.3 million to 2.4 million ounces. 2015 actual silver production was the result of lower than initially planned silver grades due to an early 2015 mine plan change to target a higher value copper-rich zone in 2015. This in turn resulted in copper production of 8.2 thousand tonnes, which was more than twice the 3.5 thousand tonne high end of management’s initial 2015 forecast. This changed mine sequencing reduced lead and zinc production below the low end of management’s original forecasted ranges of between 4.2 thousand and 4.4 thousand tonnes and between 14.5 thousand and 15.0 thousand tonnes, respectively.

Actual 2015 cash costs of $13.03 per ounce were within our forecast range of $12.75 to $14.25 per ounce. This positive performance was attributable to the lower than expected operating costs and high copper production more than compensating for the lower than anticipated silver production and deteriorated base metal prices that drove the decision to change the mine sequencing early in the year.

2015 AISCSOS of $19.21 was higher than management’s forecast range of $16.00 to $17.50 AISCSOS, a result of lower than anticipated quantities of silver sold, due to the change in mine sequencing, and lower than expected base metal prices which were only partially offset by lower than expected production costs and higher copper production.

Sustaining capital expenditures at Morococha during 2015 totalled $7.7 million, which is consistent with management’s guidance range of $6.0 to $8.0 million, and as expected 24% lower than the $10.2 million spent in 2014. The planned year over year reduction was the result of the vast majority of the multi-year mine mechanization efforts being completed in 2014. The majority of the capital expenditures in 2015 were on equipment refurbishments and replacements as well as exploration drilling.

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San Vicente mine (1)

	Twelve months ended December 31,
	2015	2014
Tonnes milled – kt	330.8	316.0
Average silver grade – grams per tonne	422	417
Average zinc grade - %	2.65	2.37
Average lead grade - %	0.32	0.19
Average silver recovery - %	92.6	93.2
Average zinc recovery - %	77.6	78.2
Average lead recovery - %	80.4	81.9
Production:
Silver – koz	4,118	3,949
Zinc – kt	6.82	5.84
Lead – kt	0.84	0.50

Cash cost per ounce net of by-products (2)	$11.57	$13.16

AISCSOS(3)	$11.91	$13.78

Payable silver sold (100%) - koz	4,019	4,177

Sustaining capital (100%) - (’000s)	$3,286	$3,415
(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.

2015 versus 2014

San Vicente achieved record silver production in 2015, which was 4%, higher than in 2014 due to higher throughputs which, when combined with higher base metal grades also drove 17% higher zinc production to 6.8 thousand tonnes, and 68% higher lead production to 0.8 thousand tonnes.

2015 cash costs of $11.57 per ounce declined 12% aided by lower royalties, due to lower metal prices, along with higher zinc and lead by-product production, which were offset by the lower by-product metal prices.

2015 AISCSOS decreased by 14% to $11.91 from $13.78 in 2014. This decrease was primarily attributable to the lower royalty costs and TCRCs that resulted from lower metal prices and increased by-product credits, which more than offset a 4% decrease in the number of silver ounces sold.

2015 versus 2015 Guidance

Attributable silver production in 2015 of 4.12 million ounces was in line with management’s forecast range of 4.00 million to 4.15 million ounces with throughput rates, silver grades and recovery rates all consistent with expectations. Higher than anticipated base metal by-product grades resulted in 2015 zinc and lead production both exceeding the high end of management’s forecasted ranges between 6.0 thousand and 6.5 thousand tonnes and between 0.5 thousand and 0.6 thousand tonnes, respectively.

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Actual cash costs of $11.57 per ounce of silver were consistent with management’s forecasted range of $11.00 to $12.00 per ounce with higher than expected base metal production and lower than anticipated royalty costs compensating for the lower than expected base metal prices.

2015 AISCSOS of $11.91 were lower than management’s forecast range of between $12.25 and $13.25. The primarily positive influences to 2015 AISCSOS were lower than expected royalty costs, slightly higher than expected quantities of silver sold, and slightly lower than forecasted sustaining capital expenditures during the year.

Capital expenditures at San Vicente during 2015 totalled $3.3 million, which was $0.7 million lower than management’s forecasted range of between $4.0 and $5.0 million, and consistent with the $3.4 million incurred in 2014. Capital spending in 2015 was primarily on mine infrastructure, equipment overhauls, and mine site exploration.

Manantial Espejo mine

	Twelve months ended December 31,
	2015	2014
Tonnes milled - kt	774.9	796.9
Average silver grade – grams per tonne	158	157
Average gold grade – grams per tonne	3.31	2.82
Average silver recovery - %	91.6	92.1
Average gold recovery - %	95.1	95.2
Production:
Silver – koz	3,583	3,725
Gold – koz	77.32	70.47

Cash cost per ounce net of by-products (1)	$7.33	$10.12

AISCSOS(2)	$18.81	$17.93

Payable silver sold - koz	3,655	3,860

Sustaining capital - (’000s)	$14,061	$26,741
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2015 Financial Statements.

2015 versus 2014

Manantial Espejo produced 4% less silver in 2015 due to lower throughput caused by a two-week shut-down of the open pit operations in the second quarter of 2015. The mine achieved record gold production during 2015 due to significantly higher gold grades with the mine sequencing into the final mineralized zone of the Maria open pit.

In 2015, cash costs at Manantial Espejo decreased by 28% compared to 2014 due to substantial productivity improvements that drove unit operating costs per tonne lower, while the 10% increase in gold production was mostly offset by the 8% lower gold price.

2015 AISCSOS increased 5% to $18.81 from $17.93 in 2014, due largely to production costs increases from an $18.0 million increase in negative NRV adjustments to inventories, and a 5% reduction in silver sales volumes which more than offset the benefits of a 47% reduction in sustaining capital expenditures, and a 5% increase in by-product credits with the significant

Pan American Silver Corp.	29

increase in gold production. Inventory NRV adjustments increased production costs by $22.8 million in 2015 and reduced production costs by $4.8 million in 2014.

2015 versus 2015 Guidance

2015 silver production at Manantial Espejo was 2% lower than the bottom end of management’s forecasted range of 3.65 million to 3.80 million ounces due to throughput being hampered by an unanticipated mid year two week shut down. 2015 gold production of 77.3 thousand ounces was 7% more than the high end of management’s 2015 forecast of 69.0 thousand to 72.0 thousand ounces, a result of higher than anticipated gold grades in the final ore zones of the Maria open pit.

2015 cash costs of $7.33 per silver ounce were significantly lower than the forecast range of $10.50 to $11.75 per ounce. The main drivers for the lower than expected cash costs were higher than expected by-product credits as higher than expected gold production more than offset declining gold prices, and lower than expected direct operating costs achieved from the productivity improvements.

2015 AISCSOS of $18.81 was higher than management’s forecast range of between $13.80 and $15.05, and this was mainly due to an unexpected $22.8 million in negative NRV adjustments which added $6.24 per ounce to 2015 AISCSOS, and more than offset the benefits of reduced direct operating costs and higher than planned gold production.

Sustaining capital expenditures at Manantial Espejo during 2015 totalled $14.1 million, consistent with the forecasted range of $12.0 to $14.0 million and significantly lower than the $26.7 million spent in 2014. The year over year decrease was due to the anticipated reduction in pre-stripping activities. The 2015 sustaining capital expenditures were primarily for open pit pre-stripping and exploration drilling.

2015 Project Development Update

The following table reflects the amounts spent at each of Pan American’s significant projects in 2015 as compared to 2014. Our accounting policies determine which portion of the amounts spent at our projects is capitalized and which portion is expensed during the period.

Project Development Investment
(thousands of USD)
	2015	2014 (1)
La Colorada Expansion (1)	$48,601	$19,615
Dolores Projects (1)	$25,093	$20,607
Navidad (2)	$6,827	$4,437
Total	$80,521	$44,659

(1)

Previously reported Project Capital Spending amounts for the year ended 2014 were $17.9 million for the La Colorada Expansion, and $17.3 million for the Dolores Projects, and represented outflows of cash relating to the projects in 2014. The Project Development Investment amounts presented in the table above represent total investments made on the projects on an accrual basis during 2015 and 2014.

(2)	Development spending at Navidad is expensed as incurred which will continue until such time that a change in circumstances regarding the project warrant project costs being capitalized.

•	La Colorada Expansion Project

During 2015, $48.6 million was invested in the La Colorada expansion project comprised primarily of: (i) purchasing of new process equipment, engineering, and construction of the new sulphide plant; (ii) raise boring of the new shaft, commencement of shaft sinking, and installation of the new hoist; (iii) initial permitting work related to a new 115 kV powerline; (iv) underground mine development in support of the future increased production levels; and (v) development of project site infrastructure required for the expansion.

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There were $0.4 million less in investing activity cash outflows relating to the expansion project in 2015 resulting from changes in accounts payable (2014, $1.7 million less).

The following progress on the La Colorada expansion project was achieved during 2015:

•	Construction of the new sulphide plant commenced in April and progressed as scheduled.

•	All of the major pieces of process equipment for the plant arrived at site for installation by year-end, and mechanical installation was well advanced with the construction of the plant approximately 70% complete by year-end.

•	Some challenging ground conditions were overcome in the raise boring of the 617-meter shaft, which was completed in early November, with the top portion of the shaft subsequently being remotely shotcreted as a means of temporary ground support.

•	By the end of 2015, the top 30 metres of the shaft had been sunk and partially concrete-lined, allowing the suspension of the pre-fabricated Galloway work platform structure in the shaft. As of year-end, the shaft and hoisting plant portion of the project was approximately 50% complete.

•	Fabrication of the headframe continued on schedule and the headframe was delivered to the site. In addition, the permanent double-drum hoist was installed in early 2015.

•	Negotiations with the local power authorities and land owners continued on schedule for the new 115 kV powerline.

•	Construction of the new substation at Chalchihuites commenced, with environmental approvals for the construction of the powerline awaiting approval by the regulatory authorities.

•	2,107 metres of underground mine development was completed during the year.

The Company anticipates that the construction and commissioning of the new headframe, sinking winches, and hoist will begin in Q1 2016, which will be used to outfit the remaining shaft length from the top down with concrete lining, shaft steel and services. Pan American expects that the new shaft will be fully commissioned by year-end 2016.

The Company will also advance the necessary underground development during 2016 to prepare new areas for production in order to ramp up ore production in late 2016 and beyond as anticipated in the original schedule. In addition, the Company is making provisions to provide necessary temporary power supplies, with the anticipated completion of the new 115 kV power line by early 2017.

Overall, the La Colorada expansion is advancing on-budget and Pan American anticipates overcoming the three-month delay in the shaft excavation that occurred during 2015 due to the challenging ground conditions encountered in the shaft raise boring. The project remains on schedule to reach the planned 1,800 tpd ore production rate by the end of 2017.

•	Dolores Projects

During 2015, the Company invested $25.1 million in Dolores projects comprised primarily of: (i) $11.5 million for construction of a new power line; (ii) $5.3 million to advance the new underground ramp decline; and (iii) $5.7 million on the new pulp agglomeration plant. Additional capital work on the leach pads, including the installation of a new permanent conveyor, was completed in 2016 constituting the balance of the capital expenditures.

There was an additional $2.9 million of investing activity cash outflows relating to Dolores projects in 2015 resulting from changes in accounts payable during the year (2014, $3.4 million less).

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The Company successfully completed the right of way agreements for the new 115 kV line in the first quarter of 2015, and an agreement for the construction of the new line was negotiated with a Chihuahua based company. The necessary environmental permit relating to the line was obtained, and the installation of the new 115 kV line advanced during 2015. The powerline installation was approximately 74% complete by year-end and remains on budget and on schedule for an anticipated commissioning by mid-year 2016.

Underground ramp development advanced a total of 866 metres from the portal to the face as of year-end, with an additional 110 metres developed on auxiliary headings during 2015. The Company anticipates advancing the underground mine developments to intersect the main ore body, installing the first ventilation raise, commencing lateral development, and performing initial stope definition drilling during 2016 in accordance with the project schedule.

Engineering and procurement for the pulp agglomeration plant proceeded as planned. An environmental assessment document relating to the new plant was prepared and submitted to the authorities in December 2015. The Company anticipates completing engineering, continuing with the procurement of all major equipment, and beginning ground-breaking excavations for the new pulp agglomeration plant during the first half of 2016.

Overall, the Dolores expansion project is on budget and the Company anticipates meeting a scheduled start-up of the pulp agglomeration plant by mid-2017, while ramping up underground operations to the full 1,500 tpd design capacity by the end of 2017.

Apart from the expansion project, the projects team has also initiated the next phase of the leach pad sustaining capital expansion at Dolores, which is scheduled for completion by mid-year 2016 and will provide an additional 18 million tonnes of ore stacking capacity on Leach Pad 3.

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Overview of 2015 Financial Results

•	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties, including Navidad. The fourth quarter of 2013 included impairment charges to Dolores, and the second quarter of 2013 included impairment charges to Dolores and certain exploration and development properties.

2015	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)
	March 31(1)	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long term financial liabilities					$114,354
Total attributable shareholders’ equity					$1,297,222

(1)	During the second quarter of 2015 it was determined that certain unrealized gains and losses relating to outstanding commodity contracts were incorrectly included in cash flow from operating activities for the three months ended March 31, 2015 (“Q1 2015”), as such Q1 2015 operating cash flows have been revised from those previously reported. The effect of this correction was a $98 thousand decrease to the $11.9 million previously reported Q1 2015 operating cash flows.

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

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2013	Quarters Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

•	Income Statement, 2015 annual vs. 2014 annual:

A net loss of $231.6 million was recorded in 2015 compared to a net loss of $544.8 million in 2014, which corresponds to basic losses per share of $1.49 and $3.60, respectively.

The following table highlights the key items that resulted in the net loss for the year ended December 31, 2015, differing from the net loss for the year ended December 31, 2014:

Net loss, year ended December 31, 2014 (in thousands of USD)		$(544,823)
Decreased revenue:
Lower realized metal prices	$(128,901)
Higher quantities of metal sold	65,442
Increased settlement adjustments	(9,407)
Increased treatment and refining charges	(4,388)
Total decrease in revenue		$(77,254)
Decreased cost of sales:
Lower production costs and royalty charges	$40,227
Higher depreciation and amortization	(3,135)
Total decrease in cost of sales		$37,092
Decreased impairment charges		445,994
Decreased exploration and project development expense		1,285
Decreased interest and finance expense		287
Decreased foreign exchange loss		271
Decreased income tax recovery		(88,295)
Increased other expense and investment income, net		(3,827)
Increased net loss on commodity contracts, asset sales and derivatives		(2,167)
Increased general and administrative expense		(119)
Net loss, year ended December 31, 2015		$(231,556)

The $313.3 million year over year decrease to net losses is primarily attributable to the $392.7 million decrease in net of tax impairment charges, which was partially offset by the $77.3 million decline in revenue from 2014, both of which are described in detail below.

Revenue for the year ended December 31, 2015 was $674.7 million, a 10% decrease from the $751.9 million of revenue recognized in 2014. The major factors behind the revenue decrease were: (i) a $128.9 million price variance from lower metal prices realized for all metals; (ii) a $9.4 million increase in negative settlement adjustments; and (iii) a $4.4 million increase in treatment and refining charges. Offsetting these revenue effects was a positive $65.4 million variance from higher quantities of gold and copper sold, net of lower quantities of other metals sold.

Pan American Silver Corp.	34

The following table reflects the metal prices that the Company realized, and the quantities of metal sold during each year. During 2015, the Company sold 20% more ounces of gold and 73% more tonnes of copper than in 2014 due to record annual gold and copper production. The Company’s 2015 average realized prices for silver and gold declined 16% and 8% from 2014, respectively. Pan American received an average of $15.53 per ounce of silver and $1,162 per ounce of gold in 2015. The Company received $1,889 per tonne of zinc in 2015, which is 13% less than in 2014, $1,745 per tonne of lead in 2015, which is 16% less than in 2014, and $5,314 per tonne of copper in 2015, which is 22% less than in 2014. These realized prices are inclusive of negative settlement adjustments on concentrate sales totaling approximately $9.4 million.

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Silver(1) – koz	$15.53	$18.53	25,180	25,431
Gold(1) – koz	$1,162	$1,268	190.2	158.1
Zinc(1) – kt	$1,889	$2,160	34.7	37.5
Lead(1) – kt	$1,745	$2,085	13.5	14.1
Copper(1) – kt	$5,314	$6,825	12.8	7.4
(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Mine operating losses for the year ended December 31, 2015 were $32.1 million, a $40.2 million deterioration from mine operating earnings of $8.1 million earned in the year ended December 31, 2014. Mine operating losses are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. The year over year decrease was largely the result of the previously discussed $77.3 million decrease in revenues.

Offsetting the decreased revenues was a $36.2 million decrease in production costs, driven largely from reductions in labour and consumable raw materials costs, particularly at the Huaron and Alamo Dorado mines, aided by favorable exchange rate changes; and lower negative NRV inventory adjustments in the year. There was $19.1 million less of negative NRV adjustments in 2015 compared to 2014, the combined impact of a $34.7 million positive variance at Dolores (which had positive NRV adjustments of $11.4 million in 2015 and negative NRV adjustments of $23.3 million in 2014), which is partially offset by an $18.0 million negative variance at Manantial Espejo (which had negative NRV adjustments of $22.8 million in 2015 and negative adjustments of $4.8 million in 2014). Offsetting these reductions to production costs were increased production costs at Dolores mine driven by year over year increases in throughput and quantities of metals sold.

2015 royalties of $23.9 million were $4.1 million lower than those in 2014, a result of the year over year declines in metal prices discussed above. Depreciation and amortization of $150.8 million and $147.7 million was comparable for the years ended December 31, 2015 and 2014, respectively, changing 2%.

Impairments of mineral property plant and equipment assets and goodwill of $150.3 million pre-tax ($106.0 million net of tax) in 2015 compared to the pre-tax non-cash impairments of $596.3 million ($498.7 million net of tax) recorded in 2014. As described below, the impairments were determined in relation to certain assets of the Company, and where applicable were allocated pro-rata amongst: depletable and non-depletable mineral property; exploration and evaluation property; and plant and equipment assets. The total 2015 pre-tax impairment of $150.3 million (2014, $596.3 million) was comprised of total impairments of: $90.4 million to

Pan American Silver Corp.	35

depletable mineral properties (2014, $142.3 million); $14.6 million to non-depletable mineral properties (2014, $72.0 million); $nil to exploration and evaluation property (2014, $310.6 million); $45.3 million to plant and equipment assets (2014, $67.3 million); and $nil to goodwill (2014, $4.1 million).

The following table summarizes the before and after tax impairment charges taken on the Company’s mineral property assets in 2015 and 2014:

	December 31, 2015 (millions)		December 31, 2014 (millions)
	Pre-tax	Net of tax	Pre-tax	Net of tax
Mine assets:
Morococha mine	$80.7	$59.1	$-	$-
Dolores mine	31.7	20.7	170.6	110.8
Manantial Espejo mine	28.8	20.2	23.7	17.7
Alamo Dorado mine	9.1	6.0	76.7	55.9
Total mine assets	$150.3	$106.0	$271.0	$184.4
Development properties:
Navidad property	$-	$-	$286.1	$286.1
Minefinders exploration properties (1)	-	-	34.4	23.4
Pico Machay property	-	-	4.8	4.8
Total development properties	$-	$-	$325.3	$314.3
Total	$150.3	$106.0	$596.3	$498.7

(1)	The 2014 Exploration asset impairment includes a $4.1 million write-down to related goodwill.

The decrease in metal prices was most pronounced during the second half of 2015 and led to the Company lowering its price assumptions used to estimate long-term reserves at year-end. As a result of the year-end reserve price reduction and observed declines in near-term and mid-term consensus metal prices referenced in the Company’s life of mine cash flow models, management concluded that there was an indication of impairment to certain assets in the third and fourth quarter of 2015. Based on the Company’s estimation of the recoverable amounts of its mineral properties as at September 30, 2015, and December 31, 2015, determined on a fair value less costs to sell basis, the Company concluded that impairment charges were required during the year in respect of the Dolores, Alamo Dorado, Morococha, and Manantial Espejo mines.

The Company’s key assumptions for each impairment test included the most current operating and capital costs information and risk adjusted project specific discount rates. The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.

As at December 31, 2015, the Company determined that the $434.3 million net carrying amount of the Dolores mine, including mineral properties, plant and equipment, and stockpile inventories, net of associated deferred tax assets and closure and decommissioning liabilities (the “Net Carrying Amount”), was greater than its then estimated recoverable amount of $413.6 million when using a 5.25% risk adjusted discount rate. Based on the assessment at December 31, 2015, the Company recorded a further impairment charge related to the Dolores mine of $31.7 million before tax ($20.7 million net of tax).

As at December 31, 2015, the Company determined that the $12.9 million Net Carrying Amount of the Alamo Dorado mine, was greater than its then estimated recoverable amount of $nil when using a 4.00% risk adjusted discount rate. Based on this assessment, the Company wrote–off

Pan American Silver Corp.	36

the carrying value of the Alamo Dorado mine’s mineral property, plant and equipment assets included in the impairment charge of $9.1 million before tax ($6.0 million net of tax).

As at December 31, 2015, the Company determined that the $112.4 million Net Carrying Amount of the Morococha mine, was greater than its then estimated recoverable amount of $36.3 million when using a 6.50% risk adjusted discount rate. Based on the assessment at December 31, 2015, the Company recorded an impairment charge related to the Morococha mine of $80.7 million before tax ($59.1 million net of tax).

As at September 30, 2015, the Company determined that the Net Carrying Amount of the Manantial Espejo mine of approximately $83.4 million was greater than its then estimated recoverable amount of $29.9 million, when using an 8.25% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, plant and equipment assets of $28.8 million before tax ($20.2 million net of tax).

Similarly, primarily due to the sustained decrease in metal prices that began during the third quarter and continued through the balance of 2014, the Company concluded that impairment indicators existed and ultimately impairments were required as of December 31, 2014.

In the fourth quarter of 2014, the Company lowered the metal prices assumed in its reserve and resource estimates and its life of mine cash flow models which ultimately lead to a conclusion that a total impairment charge of $596.3 million ($498.7 million, net of tax) was required, made up of impairments on the Dolores, Alamo Dorado, Manantial Espejo and Navidad assets, as well as certain other exploration properties and goodwill. The pre and post-tax impairments relating to each of these assets is summarized in the table above. Impairments were allocated pro-rata amongst: depletable and non-depletable mineral property; exploration and evaluation property; and, plant and equipment assets. The total 2014 pre-tax impairment was comprised of: $142.3 million to depletable mineral properties; $72.0 million to non-depletable mineral properties; $310.6 million to exploration and evaluation property; and, $67.3 million to plant and equipment assets. For the purposes of the December 31, 2014 impairment review, the Company’s key assumptions included the most current information on operating and capital costs, and the metal price assumptions summarized in the “Key assumptions and sensitivity” section below.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2015, September 30, 2015 and December 31, 2014 are based on analyst consensus prices and the Company’s long-term reserve prices, and are summarized in the following tables:

Metal prices used at December 31, 2015

Commodity	Consensus prices				Long term prices
	2016	2017	2018	2019
Silver $/oz	$16.01	$16.78	$17.11	$17.56	$17.00
Gold $/oz	$1,156	$1,174	$1,192	$1,214	$1,180
Zinc - $/tonne	$2,026	$2,224	$2,341	$2,465	$1,800
Copper - $/tonne	$5,219	$5,528	$5,926	$6,087	$5,000
Lead - $/tonne $/oz	$1,836	$1,949	$1,943	$2,011	$1,800

Pan American Silver Corp.	37

Metal prices used at September 30, 2015

Commodity	Consensus prices				Long term prices
	2015	2016	2017	2018
Silver $/oz	$16.17	$16.35	$17.35	$18.06	$18.50
Gold $/oz	$1,183	$1,183	$1,201	$1,227	$1,250

Metal prices used at December 31, 2014

Commodity	Consensus prices				Long term prices
	2015	2016	2017	2018
Silver $/oz	$18.31	$18.72	$19.51	$19.59	$18.50
Gold $/oz	$1,253	$1,270	$1,271	$1,270	$1,250
Zinc - $/tonne	$2,376	$2,530	$2,592	$2,194	$2,000
Copper - $/tonne	$6,856	$7,048	$7,443	$6,637	$6,800
Lead - $/tonne $/oz	$2,211	$2,296	$2,327	$2,068	$2,000

The Company assesses impairment, when events or changes in circumstances indicate that the related carrying value may not be recoverable at the cash-generating unit level (“CGU”), which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 6.4% for 2015 (2014 – 7.5%), with rates applied to the various mines and projects ranging from 4.00% to 10.00% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2015, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change to each individual assumption while holding the other assumptions constant.

At December 31, 2015, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be equal to the CGU carrying value for any of La Colorada, San Vicente and Huaron. At December 31, 2014, some of these factors did affect the Huaron mine; however, improvements in operating costs more than offset the decline in metal prices experienced. In 2014, any of the following in isolation would have caused the estimated recoverable amount of the Huaron property to be equal to the December 31, 2014 CGU carrying value of $72.0 million: a 2% decrease in the long term silver price, a 4% decrease in the long term zinc price; a 6% decrease in the long term lead price; a 9% decrease in the long term copper price; a 1% increase in operating costs; a 4% appreciation of the Peruvian sol; or an 8% increase in capital expenditures.

In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Morococha mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount.

Pan American Silver Corp.	38

G&A expenses including share-based compensation expenses for the years ended December 31, 2015 and 2014 were $18.0 million and $17.9 million, respectively. The comparable G&A amounts in each year was the net result of increased year over year CAD denominated corporate costs, particularly relating to non-recurring termination of services payments, which was offset by the devaluation of the Canadian dollar in the year. Share-based compensation included in 2015 G&A totalled $2.6 million, comparable to the $2.5 million included in 2014 G&A.

Exploration and project development expenses for the year ended December 31, 2015 were $11.9 million, which was a $1.3 million decrease compared to the $13.2 million expense in 2014. Both 2015 and 2014 exploration and project development expenditures were primarily related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $6.8 million was spent in 2015 compared to approximately $4.4 million in 2014.

Foreign exchange (“FX”) losses for the year ended December 31, 2015 were $13.0 million comparable to the $13.3 million of losses incurred in 2014. The compared losses in each year is largely the net result of FX losses on Mexican Peso (“MXN”) and on CAD denominated treasury balances. The MXN devalued approximately 24% during 2015 compared to an approximate 6% decline in 2014. Although the approximate 21% devaluation of the CAD in 2015 was much higher than the approximate 11% devaluation in 2014, the 2015 losses were lower due to the Company holding approximately 74% less CAD denominated treasury balances in 2015 than in 2014.

Investment income for the year ended December 31, 2015 totalled $2.5 million, comparable to $2.8 million in 2014, and continued to consist mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.

Interest and finance expense for the year ended December 31, 2015 was $8.5 million, which was $0.2 million less than the $8.7 million recorded for the year ended December 31, 2014. The expenses were comprised of accretion of the Company’s closure liabilities and interest and fees associated with the revolving credit facility, short-term loans, leases and the outstanding convertible notes. The comparable year over year amounts were the net result of comparable accretion amounts and decreased implied interest rate on loans payable, which were offset by increased interest and finance fees attributable to a new revolving credit facility that was established in April 2015.

Income tax recovery for the year ended December 31, 2015 was $4.2 million, which was an $88.3 million decrease from the $92.5 million annual recovery recorded in 2014. The 2015 and 2014 income tax recoveries were comprised of current and deferred income taxes as follows:

Pan American Silver Corp.	39

	2015	2014
Current tax expense
Current tax expense in respect of the current year	$18,079	$35,763
Adjustments recognized in the current year with respect to prior years	(2,225)	44
	15,854	35,807
Deferred tax recovery
Deferred tax recovery recognized in the current year	(14,241)	(20,199)
Adjustments recognized in the current year with respect to prior years	(1,747)	2,862
Adjustments to deferred tax attributable to changes in tax rates and laws	-	(2,876)
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment	(44,512)	(97,541)
Derecognition of previously recognized deferred tax assets	44,218	-
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory	(3,771)	(10,547)
	(20,053)	(128,301)
Income tax recovery	$(4,199)	$(92,494)

The decrease in income tax recovery from 2014 was primarily a consequence of the decrease in the non-taxable portion of impairment charges, and the derecognition of previously recognized deferred tax assets, as well as the effects of various temporary and permanent differences as shown in the table below. These result in an effective tax rate that varies considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes, as shown in the following table:

	2015	2014
Loss before taxes	$(235,755)	$(637,317)
Statutory tax rate	26.00%	26.00%
Income tax recovery based on above rates	$(61,296)	$(165,702)
Increase (decrease) due to:
Non-deductible expenses	5,683	4,902
Foreign tax rate differences	(17,626)	(61,445)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	2,717	2,289
- Other deferred tax assets not recognized	8,800	5,762
Derecognition of deferred tax assets previously recognized	44,218	-
Non-taxable portion of net earnings of affiliates	(4,915)	(4,915)
Change to temporary differences	(1,767)	2,862
Non-taxable unrealized gains on derivative financial instruments	(72)	(350)
Effect of other taxes paid (mining and withholding)	6,628	8,050
Effect of foreign exchange on tax expense	12,941	4,430
Impact of Peruvian tax rate change	-	(2,876)
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	2,600	3,272
Impairment charges with no tax benefit	2,219	110,692
Other	(4,329)	535
Income tax recovery	$(4,199)	$(92,494)
Effective tax rate	1.78%	14.51%

Pan American Silver Corp.	40

In addition to the specific items noted below, the main factors which affected the effective tax rate for the year ended December 31, 2015 and the comparable period of 2014 were the non-deductible foreign exchange losses, foreign tax rate differences, mining taxes paid, and withholding tax on payments from foreign subsidiaries.

As previously discussed in both 2015 and 2014, the Company recorded non-cash impairment charges on several properties. In 2015, the Company recorded impairment charges on non-current assets at its Alamo Dorado, Manantial Espejo, Dolores, and Morococha properties. A deferred tax benefit was recorded on these impairment charges.

In 2015, the Company determined that it could not support the utilization of certain deferred tax assets related to the Alamo Dorado, Manantial Espejo and Morococha properties. As a result, a deferred tax expense of $44.2 million was recorded to derecognize these assets.

In 2014, the Company recorded a non-cash impairment charge on non-current assets on several properties, with no tax benefit recognized on a substantial portion of the properties including Navidad. A non-cash impairment charge was also recorded on goodwill associated with the La Virginia property with no tax benefit recognized.

The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

•	Statement of Cash Flows, 2015 annual vs. 2014 annual:

Cash flow from operations for the year ended December 31, 2015 generated $88.7 million, which is $35.5 million less than the $124.2 million generated in 2014. The operating cash flow decrease was predominantly due to the decline in cash revenue due to the previously discussed decline in metal prices. Offsetting this decrease was a reduction of $19.2 million in income taxes paid in 2015 compared to 2014, and an $8.2 million year over year increase in sources of cash from changes in non-cash operating working capital accounts.

The net increase in sources of cash from non-cash working capital movements arose on changes in trade and other receivables balances (“Receivables”), accounts payable and accrued liability balances (“Payables”), and inventory balances. Receivables changes in 2015 resulted in a $27.5 million source of cash, $20.1 million more than the $7.4 million source of cash in 2014. Similarly, inventory balance changes resulted in a $23.4 million cash flow source in 2015, $12.1 million more than the $11.3 million source in 2014. The year over year cash flow increases were partially offset by changes in Payables, which were an $18.4 million increased cash flow used in 2015 compared to 2014.

Investing activities utilized $52.4 million for the year ended December 31, 2015, inclusive of $91.3 million generated on net sales of short-term investments. Other investing activities for the period consisted primarily of $146.7 million on mineral properties, plant and equipment investments. 2014 investing activities used $143.2 million, inclusive of $13.5 million used on net purchases of short-term investments, and $131.8 million spent on mineral properties, plant and equipment at the Company’s various operations and projects.

Financing activities in 2015 used $47.8 million, 43% less than the $83.9 million for the year ended December 31, 2014. Cash used in financing activities during 2015 consisted of $41.7 million paid as dividends, $34.1 million less than the $75.8 million paid in 2014. The $36.2 million repayment of convertible debentures in the fourth quarter was offset by a corresponding $36.2 million draw on the revolving credit facility. In 2015 there were $7.5 million of lease repayments and $2.0 million generated from additional short-term debt proceeds, compared to

Pan American Silver Corp.	41

$5.3 million in lease payments and $2.4 million was spent on short-term debt repayment (net of proceeds) in 2014.

•	Income Statement: Q4 2015 versus Q4 2014

A net loss of $137.0 million was recorded in Q4 2015 compared to a net loss of $525.7 million in Q4 2014, which corresponds to basic losses per share of $0.88 and $3.48 in Q4 2015 and Q4 2014, respectively.

The following table highlights the key items driving the difference between the net loss in Q4 2015 as compared to the net loss recorded in Q4 2014:

Net loss, three months ended December 31, 2014 (in thousands of USD)		$(525,727)
Decreased revenue:
Lower realized metal prices	$(24,237)
Higher quantities of metal sold	31,086
Increased settlement adjustments	(6,149)
Increased treatment and refining charges	(836)
Total decrease in revenue		$(136)
Decreased cost of sales:
Lower production costs and royalty charges	$12,158
Lower depreciation and amortization	1,576
Total decrease in cost of sales		$13,734
Decreased impairment charges		474,750
Decreased exploration and project development expense		1,958
Increased investment income and other expense, net		1,967
Decreased foreign exchange loss		515
Decreased income tax recovery		(97,278)
Increased general and administrative expense		(2,839)
Increased net loss on commodity contracts, asset sales and derivatives		(2,650)
Increased interest and finance expense		(1,252)
Net loss, three months ended December 31, 2015		$(136,958)

The $388.8 million quarter over quarter decrease to net losses is primarily attributable to the $412.9 million decrease in impairment charges, net of tax.

Revenue for Q4 2015 was $163.0 million, which is similar to the $163.1 million of revenue recognized in Q4 2014. The consistent quarter over quarter revenue was primarily the result of higher quantities of all metals sold having a positive $31.1 million variance on quarter over quarter revenue, offsetting both a $24.2 million negative variance from lower metal prices realized for all metals sold and a $6.1 million increase in negative settlement adjustments.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
Silver(1) – koz	$14.66	$15.70	6,719	6,353
Gold(1) – koz	$1,109	$1,205	47.3	35.7
Zinc(1) – kt	$1,672	$2,233	10.2	8.5
Lead(1) – kt	$1,684	$1,960	3.7	3.5
Copper(1) – kt	$4,871	$6,621	3.4	2.3

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Pan American Silver Corp.	42

Realized prices for all metals sold decreased from those realized in Q4 2014. Copper, zinc and lead experienced the most significant decreases, falling 26%, 25% and 14%, respectively, while quarter over quarter gold and silver prices decreased 8% and 7%, respectively. The decline in prices was also the primary driver in the increased negative settlement adjustments. The most significant sales volumes impact on quarter over quarter revenues were from gold, copper, and silver sales which increased 32%, 48% and 6%, respectively.

Mine operating losses of $7.8 million in Q4 2015 were $13.6 million lower than the $21.4 million of mine operating losses recorded in Q4 2014. With comparable revenues in Q4 2014 and Q4 2015 the quarter over quarter decline in mine operating losses was the result of decreases to cost of sales. Q4 2015 production costs of $127.9 million were $12.8 million lower than the $140.7 million in Q4 2014. The production cost decline was largely from quarter over quarter labour and consumable raw materials cost reductions at certain mines, particularly at Manantial Espejo and Alamo Dorado, which also experienced lower quarter over quarter quantities of metal sold. Mine operating results in both periods were adversely impacted by negative NRV adjustments to inventories, which increased production costs by $5.0 million and $2.2 million in Q4 2015 and Q4 2014, respectively. Q4 2015 royalties remained relatively consistent with those in Q4 2014, as did depreciation and amortization of $36.9 million in Q4 2015 compared to $38.5 million Q4 2014.

Exploration and project development expenses of $2.3 million in Q4 2015 compared to the $4.3 million incurred in Q4 2014. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $0.9 million was spent in 2015 compared to approximately $1.7 million in 2014. During Q4 2015 there were no significant developments affecting the status of the Navidad project.

G&A expense, including share-based compensation expense, was $5.9 million in Q4 2015 compared to a $3.1 million expense recorded in Q4 2014. The $2.8 million increase was driven largely by increased payroll and salary costs relating to certain annual bonuses and non-recurring payments, which were partially offset by the devaluation in the CAD from Q4 2014 to Q4 2015, as a large portion of G&A expenses are CAD denominated. Share-based compensation was $0.1 million in Q4 2015 compared to the $0.5 million in Q4 2014.

Impairments of mining assets during Q4 2015 were $121.5 million before tax ($85.4 million net of tax) compared to Q4 2014 pre-tax impairments of $596.3 million ($498.7 million net of tax). The Q4 2015 impairments related to the previously discussed 2015 impairments, with the exception of the Manantial Espejo impairment which occurred in the third quarter of the year. All of the previously discussed 2014 impairments occurred in the fourth quarter of 2014.

Foreign exchange losses for the quarter ended December 31, 2015 were $4.0 million, $0.5 million less than the $4.5 million of losses incurred in Q4 2014. The decreased loss was primarily the result of decreased quarter over quarter losses on CAD denominated treasury balances. With similar CAD devaluation in Q4 2015 and Q4 2014 of approximately 5%, the decreased quarter over quarter loss was due to the Company holding approximately 80% less CAD denominated treasury in Q4 2015 compared to Q4 2014.

Investment income for Q4 2015 totaled $1.4 million compared to $0.6 million in Q4 2014 and continued to consist mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.

Interest and finance expense for Q4 2015 was $2.5 million as compared to $1.3 million in Q4 2014, and consisted of accretion of the Company’s closure liabilities and interest expense

Pan American Silver Corp.	43

associated with the revolving credit facility, short-term loans, leases and the outstanding convertible notes. The increase in Q4 2015is attributable to the new revolving credit facility that was established in April 2015.

Income tax recovery during Q4 2015 was $8.0 million compared to $105.3 million in Q4 2014. The main factors which impacted the effective tax rates for Q4 2015 versus the expected statutory rate were similar to those described above for the full year 2015. The primary reasons for the change in the quarter over quarter recovery were the tax impact of impairment charges and the derecognition of previously recognized deferred tax assets.

•	Statement of Cash Flows: Q4 2015 versus Q4 2014

Cash flow from operations in Q4 2015 generated $23.4 million, significantly more than the $0.8 million generated in Q4 2014. The $22.6 million increase in quarterly operating cash flows was primarily the result of a $15.0 million quarter over quarter increase in operating cash flows before payments on interest and taxes, and working capital movements, which in turn were largely due to reduced cash production costs. The increased Q4 operating cash flows were further benefited by a $4.5 million reduction to income taxes paid, along with an additional $2.2 million quarter over quarter increase in sources of cash from changes in non-cash operating working capital accounts.

The net increase in sources of cash from non-cash working capital movements arose on changes to Receivables, Payables, and inventory balances Receivables changes in Q4 2015 resulted in a $20.0 million source of cash, $19.3 million more than the $0.8 million source of cash in Q4 2014. Similarly, inventory balance changes resulted in a $6.6 million cash flow source in 2015, $6.0 million more than the $0.6 million source in Q4 2014. The year over year cash flow increases were partially offset by changes in Payables, which were a $23.7 million increased cash flow use in Q4 2015 compared to Q4 2014.

Investing activities utilized $35.0 million in Q4 2015, inclusive of $18.2 million generated on the sale of short-term investments. The balance of Q4 2015 investing activities consisted primarily of spending $53.7 million on mineral property, plant and equipment at the Company’s mines and projects as previously described in the “Operating Performance” section of this MD&A. In Q4 2014, investing activities generated $6.4 million inclusive of $33.7 million generated on the net sale of short-term investments, and $30.1 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.

Financing activities in Q4 2015 used $8.6 million compared to $20.9 million in Q4 2014. Cash used in financing activities in Q4 2015 consisted of $7.6 million paid as dividends to shareholders, $0.4 million used for short-term debt repayment (net of proceeds), and $0.6 million of lease repayments. In Q4 2014 $18.9 million of dividends were paid, $0.4 million used for short-term debt repayment (net of proceeds), and $1.5 million of lease payments were made. The $36.2 million repayment of convertible debentures in Q4 2015 was offset by a corresponding $36.2 million draw on the revolving credit facility.

•	2015 Annual and Q4 Adjusted Earnings

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Pan American Silver Corp.	44

Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these annual and fourth quarter measures to the 2015 Financial Statements.

Annual Adjusted Net Loss in 2015 was $58.0 million, representing a basic adjusted loss per share of $0.38, which was $37.1 million, or $0.24 per share, higher than 2014 adjusted net losses and basic losses per share of $20.8 million, and $0.14, respectively. The year over year increased adjusted loss was largely attributable to the previously discussed decline in revenues, offset by reduced production costs and royalties and lower income taxes.

The following chart illustrates the key factors leading to the change from adjusted net loss for the year ended December 31, 2014 to the adjusted net loss incurred in 2015:

Q4 Adjusted Net Loss in 2015 was $17.5 million, representing a basic adjusted loss per share of $0.12, which was $3.7 million, or $0.02 per share, lower than Q4 2014 adjusted net losses and basic losses per share of $21.2 million, and $0.14, respectively. The quarter over quarter decline in adjusted net loss was primarily the result of the previously discussed decline in production costs.

Pan American Silver Corp.	45

The following chart illustrates the key factors leading to the change from adjusted net loss for the year ended December 31, 2014 to the adjusted net loss incurred in 2015:

Liquidity Position

The Company’s cash balance at December 31, 2015 was $134.0 million, which was a decrease of $12.2 million from the balance at December 31, 2014. The balance of the Company’s short-term investments at December 31, 2015, was $92.7 million, which was a decrease of $91.5 million from the $184.2 million balance at December 31, 2014. The combined liquidity decrease in 2015 of $103.8 million resulted primarily from an additional $146.7 million in capital expenditures used on mineral properties, plant and equipment, and an additional $41.7 million used for the payment of dividends, which were partially offset by the $88.7 million in cash generated from operating activities.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2015, was $392.2 million, which was a decrease of $130.5 million from December 31, 2014 working capital of $522.7 million. The decrease in working capital was due to the previously described $103.8 million decrease in cash and short-term investments and a net $26.6 million decrease in other working capital accounts that arose primarily from: a $48.2 million decrease in inventories (primarily associated with metal price declines and related NRV adjustments); an $18.6 million decrease in trade and other receivables; partially offset by a $48.1 million decrease in current liabilities, which was largely

Pan American Silver Corp.	46

due to the fourth quarter settlement of the current convertible debenture liabilities.

On April 15, 2015, the Company entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a $300.0 million secured revolving line of credit that matures on April 15, 2019, and is available for general corporate purposes, including acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US Dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015 the Company made a $36.2 million drawdown on the Facility by way of Libor loan at an annual rate of 2.55%. Subsequent to December 31, 2015, and at the date of this MD&A, $36.2 million remained drawn on the Facility through LIBOR loans with an average annual rate of 2.55%.

The Company’s financial position at December 31, 2015, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2016 working capital requirements, fund currently planned capital expenditures for existing operations, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at December 31, 2015, was $1,297.2 million, a decrease of $265.9 million from December 31, 2014, primarily because of the $231.6 million net loss for the year ended December 31, 2015 and $41.7 million in dividends paid in 2015. As of December 31, 2015, the Company had approximately 151.9 million common shares outstanding for a share capital balance of $2,298.4 million (December 31, 2014, 151.6 million and $2,296.7 million). The basic weighted average number of common shares outstanding was 151.7 million and 151.5 million for the year ended December 31, 2015, and 2014, respectively.

On December 17, 2014, the Company announced that the TSX accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,575,290 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 22, 2014 and ended on December 21, 2015. No shares were repurchased under that program, and the Company has not made any subsequent NCIB. This was the Company’s fourth consecutive NCIB program. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the historic NCIB were required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American was not obligated to make any purchases under the program. All common shares acquired by the Company under the share buy back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American Silver Corp.	47

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at December 31, 2015, the Company had approximately 1.6 million stock options outstanding, with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 60 months. Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2015, with an average weighted exercise price of CAD $19.23 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 24, 2016
Common shares	152,008,083
Options	1,505,764
Total	153,513,847

Financial Instruments

A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $13.0 million in CAD, $9.2 million in MXN, $1.7 million in Peruvian Soles, and $1.3 million in Bolivian Bolivianos (“BOB”) at December 31, 2015. At December 31, 2015, the Company has collared its foreign currency exposure of MXN purchases with put and call contracts which have a nominal value of $35.7 million and have settlement dates between January, 2016 and December, 2016. The positions have a weighted average floor of $16.41 and average cap of $18.49. The Company recorded losses of $nil million and $0.2 million on the MXN forward contracts in the three and twelve months ended December 31, 2015, respectively (three and twelve months ended December 31, 2014 - $nil). Risks relating to foreign exchange rates is discussed in the “Risks and Uncertainties” section of this MD&A.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.

During Q2 2015, the Company entered into copper swap contracts designed to fix or limit the Company’s exposure to lower copper prices (the “Copper Swaps”). The Copper Swaps were on 4,080 metric tonnes (“MT”) of copper at an average fixed price of $6,044 USD/MT. As of December 31, 2015 none of the Copper Swaps remained outstanding. The Company recorded gains of $0.4 million and $3.0 million on the Copper Swaps during the three and twelve months ended December 31, 2015. Of these gains, $1.8 million and $3.0 million were realized in the three and twelve months ended December 31 2015. No such gains or losses were recorded in the three and twelve months ended December 31, 2014.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial

Pan American Silver Corp.	48

notional value of $13.0 million. During Q4 2015, the Company entered into additional Diesel Swaps with an initial notional value of $12.5 million. A total of $14.7 million of the notional amounts of the Diesel Swaps remained outstanding as of December 31, 2015. The Company recorded losses of $2.4 million and $3.1 million on the Diesel Swaps during the three and twelve months ended December 31, 2015, respectively. Of these losses, $0.8 million and $0.4 million were realized in the three and twelve months ended December 2015, respectively. No such gains or losses were recorded in the three and twelve months ended December 31, 2014.

Other than the Diesel Swaps, Copper Swaps and the MXN forward contract positions there were no other gains or losses on any commodity or foreign currency contracts in either the three or twelve months ended December 31, 2015, and 2014.

The Company maintains short term bank loans in Argentina and at December 31, 2015, had a balance outstanding of $19.6 million (December 31, 2014: $17.6 million). These loans were denominated in USD and Argentine pesos as at December 31, 2015, were denominated in Argentine pesos at December 31, 2014, and were drawn for the purposes of short-term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction, which was settled in December 2015, was at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company had the right to pay all or part of the liability associated with the Company’s previously outstanding convertible notes in cash on the conversion date. Accordingly, the Company classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative was recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives were recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

During the fourth quarter of 2015 and 2014, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil and $(0.3) million, respectively. For the years ended December 31, 2015, and December 31, 2014, the Company recorded a gain on the revaluation of the conversion feature of the convertible notes of $0.3 million and $1.1 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments is described in note 7 of the 2015 Financial Statements.

Closure and Decommissioning Cost Provision

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The

Pan American Silver Corp.	49

Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $107.2 million (2014 - $99.7 million) which has been inflated using inflation rates of between 1% and 17%. The inflated and discounted (using discount rates between 1% and 20%) provision on the statement of financial position as at December 31, 2015 is $50.5 million (2014 - $43.2 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines is expected to be begin in 2016, while the remainder of the obligations are expected to be paid through 2035 or later if mine life is extended. Revisions made to the reclamation obligations in 2015 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to 2015 earnings as finance expense was $3.2 million, in line with $3.2 million in 2014. Reclamation expenditures incurred during the current year were $2.8 million (2014 - $2.0 million).

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material. The Company had the following contractual obligations at December 31, 2015:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$111,700	$111,700	$-	$-	$-
Credit facility	39,400	960	1,920	36,520	-
Loan obligation	19,680	19,680	-	-	-
Finance lease obligations(1)	4,124	2,319	1,805	-	-
Severance accrual	3,811	720	1,444	975	672
Employee compensation(3)	3,178	1,707	1,471	-	-
Loss on commodity contracts	2,835	2,835	-	-	-
Provisions(4)	4,419	2,962	405	733	319
Income taxes payable	13,481	13,481	-	-	-
Total contractual obligations(4)	$202,628	$156,364	$7,045	$38,228	$991

(1)	Includes lease obligations in the amount of $4.1 million (December 31, 2014 - $8.4 million) with a net present value of $4.0 million (December 31, 2014 - $8.0 million) discussed further in Note 16 of the 2015 Financial Statements.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

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December 31, 2015		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$111,700	$-	$111,700
Credit facility	-	960	960
Loan obligation	19,578	102	19,680
Current portion of finance lease	2,238	81	2,319
Current severance liability	720	-	720
Employee Compensation & Restricted Share Units	409	1,298	1,707
Unrealized loss on commodity contracts	2,835	-	2,835
Provisions(4)	2,962	-	2,962
Income tax payable	13,481	-	13,481
Total contractual obligations within one year	$153,923	$2,441	$156,364

(3)	Includes RSU obligation in the amount of $2.5 million (December 31, 2014 – $2.2 million) that will be settled in cash or shares. The restricted share units vest in two instalments, 50% in December 2016, and 50% in December 2017.
(4)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18 of the 2015 Financial Statements.

Related Party Transactions

During the year ended December 31, 2015, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $1.4 million (2014 - $0.4 million) for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. There are not any ongoing contractual or other commitments associated with this arrangement or with another related party.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

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		Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD, except as noted)		2015	2014	2015	2014
Direct operating costs		$122,845	$138,484	$521,169	$538,251
Net realizable value (“NRV”) inventory adjustments		5,028	2,212	10,861	29,953
Production costs		$127,873	$140,695	$532,031	$568,204
Royalties		5,941	5,277	23,901	27,955
Smelting, refining and transportation charges(1)		24,995	24,159	90,858	86,470
Less by-product credits(1)		(92,138)	(84,141)	(377,954)	(361,309)
Cash cost of sales net of by-products (2)		$66,671	$85,990	$268,835	$321,319

Sustaining capital(3)		$23,476	$24,172	$73,701	$99,083
Exploration and project development		2,320	4,278	11,940	13,225
Reclamation cost accretion		810	809	3,239	3,238
General & administrative expense		5,890	3,051	18,027	17,908
All-in sustaining costs(2)	A	$99,167	$118,299	$375,744	$454,744
Payable ounces sold (in thousands)	B	6,719.5	6,352.6	25,179.8	25,430.5
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$14.76	$18.62	$14.92	$17.88
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$14.01	$18.27	$14.49	$16.71

(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)	2015	2014	2015	2014
Payments for mineral property, plant and equipment(1)	$53,705	$30,131	$146,735	$131,761
Add/(Subtract)
Advances received for leases	2,571	636	3,491	3,230
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(32,800)	(6,595)	(76,524)	(35,908)
Sustaining Capital(2)	$23,476	$24,172	$73,701	$99,083

(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Pan American Silver Corp.	52

Three months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,454	29,065	14,034	16,999	14,707	11,747	24,837		122,845
NRV inventory adjustments	-	3,132	684	-	-	-	1,212		5,028
Production costs	11,454	32,198	14,718	16,999	14,707	11,747	26,049		127,873
Royalties	73	1,225	97	-	-	3,542	1,004		5,941
Smelting, refining and transportation charges	3,009	31	252	7,451	7,711	4,615	1,926		24,995
Less by-product credits	(5,415)	(21,110)	(9,369)	(14,752)	(15,587)	(5,031)	(20,874)		(92,138)
Cash cost of sales net of by-products (1)	9,121	12,344	5,698	9,698	6,831	14,873	8,105		66,671

Sustaining capital	2,965	10,064	-	4,599	2,516	996	2,337		23,476
Exploration and project development	172	86	-	53	722	-	-	1,287	2,320
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	-	-	-	-	-	-	-	5,890	5,890
All-in sustaining costs(1)	12,317	22,585	5,756	14,500	10,165	15,925	10,716	7,202	99,167
Payable ounces sold	1,262,660	1,048,000	726,214	773,799	483,481	1,447,582	977,754		6,719,489

All-in sustaining cost per silver ounce sold, net of by-products	$ 9.57	$ 21.55	$ 7.93	$ 18.74	$ 21.02	$ 11.00	$ 10.96		$ 14.76
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$ 9.75	$ 18.56	$ 6.98	$ 18.74	$ 21.02	$ 11.00	$ 9.72		$ 14.01

(1) Totals may not add due to rounding.

Twelve months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	48,842	132,343	60,159	66,878	66,096	32,211	114,640		521,169
NRV inventory adjustments		(11,417)	(522)				22,800		10,861
Production costs	48,842	120,926	59,637	66,878	66,096	32,211	137,440		532,031
Royalties	385	5,289	344	-	-	14,051	3,832		23,901
Smelting, refining and transportation charges	11,877	132	682	26,986	31,424	11,147	8,609		90,858
Less by-product credits	(22,585)	(96,066)	(23,446)	(58,027)	(68,480)	(13,047)	(96,302)		(377,954)
Cash cost of sales net of by-products (1)	38,519	30,281	37,217	35,837	29,041	44,362	53,579		268,836

Sustaining capital	9,869	25,162	-	13,610	7,713	3,286	14,061		73,701
Exploration and project development	254	544	-	765	1,202	-	-	9,175	11,940
Reclamation cost accretion	237	362	232	600	384	226	1,096	103	3,239
General & administrative expense	-	-	-	-	-	-	-	18,027	18,027
All-in sustaining costs(1)	48,879	56,348	37,450	50,813	38,339	47,873	68,736	27,305	375,744
Payable ounces sold	5,108,985	4,448,000	2,944,491	3,009,185	1,995,307	4,019,265	3,654,556		25,179,788

All-in sustaining cost per silver ounce sold, net of by-products	$ 9.57	$ 12.67	$ 12.72	$ 16.89	$ 19.21	$ 11.91	$ 18.81		$ 14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$ 9.57	$ 15.24	$ 12.90	$ 16.89	$ 19.21	$ 11.91	$ 12.57		$ 14.49

(1) Totals may not add due to rounding.

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Three months ended December 31, 2014
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,676	29,668	18,309	20,589	16,583	8,353	33,307		138,484
NRV inventory adjustments	-	6,341	1,248	-	-	-	(5,377)		2,212
Production costs	11,676	36,009	19,557	20,589	16,583	8,353	27,929		140,696
Royalties	95	1,023	96	-	-	3,112	951		5,277
Smelting, refining and transportation charges	2,775	49	149	10,363	5,163	3,471	2,188		24,159
Less by-product credits	(5,980)	(17,859)	(5,870)	(18,525)	(15,198)	(2,681)	(18,027)		(84,141)
Cash cost of sales net of by-products (1)	8,565	19,222	13,931	12,428	6,549	12,254	13,041		85,990

Sustaining capital	1,488	7,962	67	4,970	3,149	992	5,543		24,172
Exploration and project development	1	264	135	59	1,056	-	294	2,469	4,278
Reclamation cost accretion	59	90	58	150	96	56	274	25	809
General & administrative expense	-	-	-	-	-	-	-	3,051	3,051
All-in sustaining costs(1)	10,113	27,538	14,191	17,607	10,849	13,302	19,152	5,545	118,299

Payable ounces sold	1,098,949	882,500	816,061	787,616	537,071	1,117,385	1,112,980		6,352,562
All-in sustaining cost per silver ounce sold, net of by-products	$ 9.20	$ 31.20	$ 17.39	$ 22.35	$ 20.20	$ 11.90	$ 17.21		$ 18.62
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$ 9.20	$ 24.02	$ 15.86	$ 22.35	$ 20.20	$ 11.90	$ 22.04		$ 18.27

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2014
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	49,992	129,154	65,519	77,013	68,873	34,126	113,573		538,250
NRV inventory adjustments	-	23,253	1,947	-	-	-	4,753		29,953
Production costs	49,992	152,407	67,466	77,013	68,873	34,126	118,326		568,203
Royalties	436	4,888	457	-	-	17,900	4,273		27,955
Smelting, refining and transportation charges	11,142	178	633	32,146	19,799	13,638	8,934		86,470
Less by-product credits	(23,761)	(81,377)	(22,370)	(70,723)	(59,487)	(11,753)	(91,838)		(361,309)
Cash cost of sales net of by-products (1)	37,808	76,097	46,187	38,437	29,185	53,911	39,695		321,319

Sustaining capital	13,476	27,632	293	17,327	10,199	3,415	26,741		99,083
Exploration and project development	9	1,602	336	1,312	1,453	-	1,657	6,855	13,225
Reclamation cost accretion	237	362	232	600	384	226	1,096	102	3,238
General & administrative expense	-	-	-	-	-	-	-	17,908	17,908
All-in sustaining costs(1)	51,530	105,693	47,048	57,676	41,221	57,552	69,189	24,865	454,773
Payable ounces sold	4,726,138	3,911,600	3,605,832	3,024,572	2,125,430	4,177,048	3,859,900		25,430,519

All-in sustaining cost per silver ounce sold, net of by-products	$ 10.90	$ 27.02	$ 13.05	$ 19.07	$ 19.39	$ 13.78	$ 17.93		$ 17.88
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$ 10.90	$ 21.08	$ 12.51	$ 19.07	$ 19.39	$ 13.78	$ 16.69		$ 16.71

(1) Totals may not add due to rounding.

Pan American Silver Corp.	54

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars except as noted)		2015	2014	2015	2014
Production costs		$127,873	$140,695	$532,031	$568,204
Add/(Subtract)
Royalties		5,941	5,277	23,901	27,955
Smelting, refining, and transportation charges		24,319	21,195	94,804	76,968
Worker’s participation and voluntary payments		62	113	(147)	(484)
Change in inventories		(3,115)	8,966	(19,114)	15,835
Other		882	(1,461)	(6,537)	(5,653)
Non-controlling interests (1)		(1,072)	(1,204)	(4,331)	(4,746)
Metal inventories recovery (write-down)		(5,028)	(2,212)	(10,861)	(29,953)
Cash Operating Costs before by-product credits(2)		149,860	171,369	609,746	648,126
Less gold credit		(52,562)	(51,794)	(208,800)	(201,317)
Less zinc credit		(15,855)	(19,676)	(66,831)	(81,357)
Less lead credit		(6,477)	(7,412)	(24,488)	(29,903)
Less copper credit		(17,030)	(16,935)	(71,635)	(52,856)
Cash Operating Costs net of by-product credits (2)	A	57,936	75,554	237,992	282,693

Payable Silver Production (koz)	B	6,370.8	6,340.4	24,530.8	24,663.4
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$9.09	$11.92	$9.70	$11.46

(1)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(2)	Figures in this table and in the associated tables below may not add due to rounding.
Pan American Silver Corp.	55

Three months ended December 31, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,861	$31,089	$13,353	$23,380	$21,143	$14,376	$29,203	$148, 405
Less gold credit	b1	(595)	(20,095)	(8,726)	(24)	(330)	(63)	(22,699)	(52,531)
Less zinc credit	b2	(3,420)			(5,299)	(3,664)	(3,006)		(15,390)
Less lead credit	b3	(1,956)			(3,107)	(1,040)	(274)		(6,376)
Less copper credit	b4	-		(181)	(5,750)	(10,241)	-		(16,172)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,971)	$(20,095)	$(8,907)	$(14,179)	$(15,275)	$(3,343)	$(22,699)	$(90,469)
Cash Costs net of by-product credits	C=(A+B)	$9,890	$10,995	$4,446	$9,200	$5,868	$11,033	$6,505	$57,936

Payable ounces of silver (thousand)	D	1,359	945	810	810	452	992	1,003	6,371

Cash cost per ounce net of by-products	C/D	$7.28	$11.64	$5.49	$11.35	$12.99	$11.12	$6.48	$9.09

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2015(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,748	$130,918	$57,178	$93,503	$88,542	$56,262	$115,548	$603,698
Less gold credit	b1	(2,586)	(91,551)	(23,187)	(174)	(1,594)	(241)	(89,320)	$(208,654)
Less zinc credit	b2	(14,429)	-	-	(21,416)	(17,973)	(10,932)	-	(64,750)
Less lead credit	b3	(7,049)	-	-	(11,586)	(4,261)	(1,173)	-	(24,069)
Less copper credit	b4	-	-	(439)	(27,189)	(40,606)	-	-	(68,233)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(24,064)	$(91,551)	$(23,626)	$(60,365)	$(64,434)	$(12,346)	$(89,320)	$(365,706)
Cash Costs net of by-product credits	C=(A+B)	$37,683	$39,367	$33,553	$33,137	$24,107	$43,916	$26,228	$237,992

Payable ounces of silver (thousand)	D	5,089	4,242	2,941	3,037	1,851	3,796	3,576	24,531

Cash cost per ounce net of by-products	C/D	$7.41	$9.28	$11.41	$10.91	$13.03	$11.57	$7.33	$9.70

(1)	Totals may not add due to rounding.
Pan American Silver Corp.	56

Three months ended December 31, 2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,824	$33,909	$18,896	$29,001	$22,046	$15,736	$34,500	$169,913
Less gold credit	b1	(681)	(21,555)	(6,775)	(36)	(798)	(67)	(21,812)	(51,724)
Less zinc credit	b2	(4,154)	-	-	(6,177)	(6,110)	(2,586)	-	(19,028)
Less lead credit	b3	(1,897)	-	-	(3,049)	(2,069)	(211)	-	(7,227)
Less copper credit	b4	-	-	(32)	(9,746)	(6,604)	-	-	(16,382)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,731)	$(21,555)	$(6,807)	$(19,009)	$(15,581)	$(2,684)	$(21,812)	$(94,360)
Cash Costs net of by-product credits	C=(A+B)	$9,093	$12,354	$12,089	$9,993	$6,465	$12,872	$12,688	$75,553

Payable ounces of silver (thousand)	D	1,202	951	859	818	516	1,084	911	6,340

Cash cost per ounce net of by-products	C/D	$7.57	$12.99	$14.07	$12.22	$12.53	$11.88	$13.93	$11.92

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$62,635	$135,665	$66,727	$107,990	$83,915	$59,287	$126,500	$642,720
Less gold credit	b1	(2,534)	(84,317)	(22,048)	(295)	(2,730)	(254)	(88,898)	(201,075)
Less zinc credit	b2	(14,128)	-	-	(25,414)	(28,381)	(10,504)	-	(78,426)
Less lead credit	b3	(7,265)	-	-	(11,817)	(9,340)	(663)	-	(29,086)
Less copper credit	b4	-	-	(164)	(34,394)	(16,884)	-	-	(51,442)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(23,927)	$(84,317)	$(22,212)	$(71,920)	$(57,335)	$(11,420)	$(88,898)	$(360,028)
Cash Costs net of by-product credits	C=(A+B)	$38,708	$51,347	$44,516	$36,070	$26,581	$47,867	$37,602	$282,692

Payable ounces of silver (thousand)	D	4,756	3,969	3,454	3,120	2,010	3,636	3,717	24,663

Cash cost per ounce net of by-products	C/D	$8.14	$12.94	$12.89	$11.56	$13.22	$13.16	$10.12	$11.46

(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Pan American Silver Corp.	57

The following table shows a reconciliation of adjusted loss and earnings for the three and twelve months ended December, 2015 and 2014, to the net (loss) earnings for each period.

	Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2015	2014	2015	2014
Net (loss) earnings for the period	$(136,958)	$(525,727)	$(231,556)	$(544,823)
Adjust derivative gain	(4)	252	(278)	(1,348)
Adjust impairment of mineral properties	121,512	596,262	150,268	596,262
Adjust write-down of other assets	2,678	-	22,812	-
Adjust unrealized foreign exchange (gain) losses	(1,319)	(618)	860	4,034
Adjust net realizable value of heap inventory	6,366	10,982	6,401	36,578
Adjust unrealized loss on commodity contracts	2,989	-	2,835	-
Adjust gain on sale of assets	(38)	(945)	(372)	(1,145)
Adjust for effect of taxes	(12,743)	(101,413)	(8,938)	(110,383)
Adjusted loss for the period	$(17,517)	$(21,207)	$(57,968)	$(20,825)
Weighted average shares for the period	151,715	151,534	151,664	151,511
Adjusted loss per share for the period	$(0.12)	$(0.14)	$(0.38)	$(0.14)

•	Working Capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

•	General and Administrative Costs per Silver Ounce

General and administrative costs per silver ounce produced (“G&A per ounce”) is a non-GAAP measure that is calculated by dividing G&A expense recorded in a period by the number of silver ounces produced in the same period. G&A per ounce does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate corporate expenses incurred in a period in relation to the amount of consolidated silver produced during the same period.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the

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SEC, and the 2015 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia who have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence and property damage; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; and increased public health concerns. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

Pan American Silver Corp.	59

In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.

Meanwhile, under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other the things, the Argentine government has imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of Peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future

Pan American Silver Corp.	60

changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.

In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2016, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

2016 Revenue and Metal Price Sensitivity

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2016 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold expressed in percentage terms:

Pan American Silver Corp.	61

2016 Cash Cost and Metal Price Sensitivity

The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2015 Financial Statements (included in Note 11), and in this MD&A (included in the Income Statement analysis section).

•	Trading and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. We continued to sell copper concentrates to other buyers but on inferior terms. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.

As at December 31, 2015, we had receivable balances associated with buyers of our concentrates of $21.3 million (2014 - $29.3 million). All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at December 31, 2015, we had approximately $21.4 million contained in precious metal inventory at refineries (2014 - $44.7 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.

Pan American Silver Corp.	62

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this AIF, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

•	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.

We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”). The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2016, expressed in percentage terms:

Pan American Silver Corp.	63

2016 Cost of Sales and Exchange Rate Sensitivity

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our statement of operations.

In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks

Pan American is exposed to tax related risks, in assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax

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laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We carry liability insurance coverage and establish provisions for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2015 Financial Statements, for the Company’s summary of significant accounting policies.

Significant Judgments in the Application of Accounting Policies

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not

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limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

Assets’ carrying values and impairment charges: In determining carrying values and impairment charges, the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2015, the carrying amount of stripping costs capitalized was $39.5 million comprised of Manantial - $3.2 million and Dolores - $36.3 million (2014 - $46.2 million was capitalized comprised of Manantial Espejo $13.0 million, Dolores $28.4 million, and Alamo Dorado $4.8 million).

Replacement convertible debenture: As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Common Shares or a silver stream contract. The holder subsequently selected the silver stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2015, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2014 - $20.8 million).

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative

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component on the conversion date. The notes, were settled in December 2015 along with all accrued interest.

Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101 issued by the Canadian Securities Administrators, and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003” prepared by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal

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environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests. Impairments of mining interests are discussed in Note 11 of the 2015 Financial Statements.

Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 of the 2015 Financial Statements for details on decommissioning and restoration costs.

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and mineral resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

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Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 28 of the 2015 Financial Statements for further discussion on contingencies.

Changes in Accounting Standards

Effective January 1, 2015, the Company adopted the following new and revised IFRSs that were issued by the International Accounting Standards Board (“IASB”), effective for annual periods beginning on or after July 1, 2014:

Amended standard IFRS 2 Share-based Payment, the amendment to IFRS 2 re-defines the definition of “vesting condition.” The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

Amended standard IFRS 3 Business Combinations, the amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

Amended standard IFRS 8 Operating Segments, the amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets. The application of this IFRS did not have a material impact on the disclosure required for the current or prior years but may affect the disclosure required in the future.

Amended standard IFRS 13 Fair Value Measurement, the amendment to IFRS 13 provides further details on the scope of the portfolio exception. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

Amended standard IAS 16 Property, Plant and Equipment, the amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

Amended standard IAS 24 Related Party Disclosures, the amendment to IAS 24 deals with the disclosure required for management entities. The application of this IFRS did not have a material impact on the disclosure required for the current or prior years but may affect the disclosure required in the future.

Amended standard IAS 38 Intangible Assets, the amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

a.	Accounting Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt

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instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Corporate Governance, Social Responsibility, and Environmental Stewardship

Governance

Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems meet or exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

Community relations

We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and pregnant women.

•	Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.

Environmental Stewardship

We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining

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cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.

We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.

We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste or tailings dump. The data collected often significantly advances scientific knowledge about the environments and regions where we work.

The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.

Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.

We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staffs from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations. In 2015, audits were conducted on the La Colorada, Dolores, Alamo Dorado, and Manantial Espejo mines. In 2014, audits were conducted on the Morococha, San Vicente and Huaron mines.

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Disclosure Controls and Procedures

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2015, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, the Company’s disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

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Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2015, Pan American’s internal control over financial reporting is effective.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte LLP, an independent registered public accounting firm, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. Deloitte LLP has provided such opinions.

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Mineral Reserves and Resources

MINERAL RESERVES – PROVEN AND PROBABLE

			Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz)	(%)	(%)	(%)
Huaron	Peru	Proven	6.1	172	33.6	N/A	N/A	0.41	1.40	2.99
		Probable	3.7	167	19.9	N/A	N/A	0.27	1.58	3.17
Morococha (92.3%) (1)	Peru	Proven	2.3	176	13.0	N/A	N/A	0.78	1.18	3.57
		Probable	1.9	202	12.6	N/A	N/A	0.53	1.35	3.70
La Colorada	Mexico	Proven	3.3	474	49.6	0.35	36.2	N/A	1.69	3.15
		Probable	3.7	346	41.6	0.30	35.9	N/A	1.18	2.06
Dolores	Mexico	Proven	23.0	28	20.7	0.96	706.0	N/A	N/A	N/A
		Probable	29.2	34	32.4	0.92	864.0	N/A	N/A	N/A
Alamo Dorado	Mexico	Proven	1.6	55	2.9	0.23	12.2	N/A	N/A	N/A
		Probable	0.0	0	0.0	0.00	0.0	N/A	N/A	N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0	N/A	N/A	N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	2.5	120	9.4	1.60	126.4	N/A	N/A	N/A
		Probable	0.3	262	2.4	3.90	35.6	N/A	N/A	N/A
San Vicente (95%) (1)	Bolivia	Proven	2.0	482	30.4	N/A	N/A	N/A	0.35	2.66
		Probable	0.4	511	6.9	N/A	N/A	N/A	0.48	2.24
TOTALS (2)		Proven + Probable	95.7	91	280.1	0.84	2,132.4	0.45	1.30	2.97

MINERAL RESOURCES – MEASURED AND INDICATED

			Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz)	(%)	(%)	(%)
Huaron	Peru	Measured	1.7	166	9.3	N/A	N/A	0.27	1.66	2.93
		Indicated	1.4	167	7.3	N/A	N/A	0.67	1.58	2.95
Morococha (92.3%)(1)	Peru	Measured	0.3	124	1.3	N/A	N/A	0.35	0.96	3.04
		Indicated	0.6	155	3.0	N/A	N/A	0.39	1.00	3.13
La Colorada	Mexico	Measured	0.4	234	3.2	0.22	3.0	N/A	0.47	0.85
		Indicated	1.9	288	17.7	0.26	16.0	N/A	0.64	0.88
Dolores	Mexico	Measured	11.8	17	6.5	0.29	109.2	N/A	N/A	N/A
		Indicated	20.2	25	16.2	0.62	400.3	N/A	N/A	N/A
Alamo Dorado	Mexico	Measured	1.2	50	1.8	0.23	8.5	N/A	N/A	N/A
		Indicated	0.9	78	2.1	0.40	10.9	N/A	N/A	N/A
La Bolsa		Measured	1.4	11	0.3	0.90	31.4	N/A	N/A	N/A
		Indicated	4.5	9	1.1	0.50	59.8	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	0.9	99	2.9	1.14	33.6	N/A	N/A	N/A
		Indicated	0.5	188	2.8	1.84	26.9	N/A	N/A	N/A
San Vicente (95%)(1)	Bolivia	Measured	0.9	194	5.4	N/A	N/A	N/A	0.15	2.12
		Indicated	0.2	207	1.2	N/A	N/A	N/A	0.16	2.57
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0	N/A	N/A	N/A
TOTALS (2)		Measured+ Indicated	222.3	106	721.0	0.83	1,640.2	0.06	0.86	2.21

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MINERAL RESOURCES – INFERRED

			Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz)	(%)	(%)	(%)
Huaron	Peru	Inferred	7.3	153	36.2	N/A	N/A	0.32	1.48	2.75
Morococha (92.3%) (1)	Peru	Inferred	4.8	239	37.1	N/A	N/A	0.33	1.25	3.14
La Colorada	Mexico	Inferred	1.9	374	23.3	0.39	24.4	N/A	2.27	4.02
Dolores	Mexico	Inferred	4.1	30	4.0	1.17	155.7	N/A	N/A	N/A
Alamo Dorado	Mexico	Inferred	0.0	39	0.0	0.54	0.0	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.5	208	3.2	2.64	41.0	N/A	N/A	N/A
San Vicente (95%) (1)	Bolivia	Inferred	2.2	318	22.1	N/A	N/A	N/A	0.30	2.33
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0	N/A	N/A	N/A
TOTALS (2)		Inferred	107.8	93	250.5	0.73	1,115.3	0.08	0.77	2.36

HISTORICAL ESTIMATES

			Tonnes	Ag	Contained Ag	Au	Pb	Contained Au	Zn	Cu
Property	Location	Unclassified	(Mt)	(g/t)	(Moz)	(g/t)	(%)	(000's oz)	(%)	(%)
Hog Heaven (3)	USA	Historical (3)	2.7	167	14.6	0.62	N/A	53.9	N/A	N/A
Hog Heaven (3)	USA	Historical (3)	7.6	133	32.7	0.70	N/A	171.9	N/A	N/A
Waterloo (4)	USA	Historical	33.8	93	100.9	N/A	N/A	N/A	N/A	N/A
TOTAL (2)		Historical	44.1	104	148.2			225.8

(1)	This information represents the portion of mineral reserves and resources attributable to Pan American based on its ownership interest in the operating entity as indicated.

(2)	Totals may not add-up due to rounding.

(3)	The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101-compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(4)	The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the

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estimate). Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource”. However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

General Notes Applicable to the Foregoing Tables:

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company’s Annual Information Form dated March 24, 2016, available at www.sedar.com, for more information concerning associated QA/QC and data verification matters, the key assumptions, parametres and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. .

Prices used to estimate mineral reserves for 2015 were $17.00 per ounce of silver, $1,180 per ounce of gold, $1,800 per tonne of lead, $1,800 per tonne of zinc, and $5,000 per tonne of copper, except at Manantial Espejo where $14.50 per ounce of silver and $1,100 per ounce of gold was used for planned 2016 production, reverting to the previously stated metal prices thereafter, and Alamo Dorado stockpiles where metal prices of $15.00 per ounce of silver and $1,100 per ounce of gold were used due to their planned processing in the short term.

Metal prices for Dolores, Manantial Espejo and Alamo Dorado resources were $25 per ounce of silver and $1,400 per ounce of gold.

Metal prices used for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.

Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold

Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.

Mineral resource and reserve estimates for Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo, San Vicente, La Bolsa, Pico Machay, and Calcatreu were prepared under the supervision of, or were reviewed by Martin Dupuis, P. Geo., Director, Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101”). Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Technical Information

Martin Wafforn and Martin Dupuis, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 24, 2016 filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “WILL”, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “GUIDANCE”, “OUTLOOK”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER AND ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND THE NEW MINING LAW AND THE NEW CONCILIATION AND ARBITRATION LAW IN BOLIVIA, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS; AND the timing and method of REPAYMENT OF Restricted share units AND performance share units.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS or information CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETRES TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; HAVING SUFFICIENT CASH TO PAY OBLIGATIONS AS THEY COME DUE AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS or information. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (''NI 43-101'') and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms ''measured resources'', ''indicated resources'' and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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